As filed with the Securities and Exchange Commission on September 20, 2001
                                                    Registration No.  333-64102
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------


                           AMENDMENT NO. 1 TO FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933


                                ---------------

                              E*TRADE GROUP, INC.
             (Exact name of registrant as specified in its charter)

                                ---------------

                    Delaware                          94-2844166
         (State or other jurisdiction of           (I.R.S. Employer
         incorporation or organization)         Identification Number)

                              ---------------

                              4500 Bohannon Drive
                          Menlo Park, California 94025
                                 (650) 331-6000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                              Christos M. Cotsakos
                      Chairman and Chief Executive Officer
                              E*TRADE Group, Inc.
                              4500 Bohannon Drive
                          Menlo Park, California 94025
                                 (650) 331-6000
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                    Copy to:
                             Bruce K. Dallas, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94025
                                 (650) 752-2000

                                ---------------

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                                ---------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.



                SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2001


         PROSPECTUS




                              E*TRADE GROUP, INC.

           $325,000,000 6.75% Convertible Subordinated Notes Due 2008
                                      and
          Shares of Common Stock Issuable Upon Conversion of the Notes


          On May 29, 2001, E*TRADE Group, Inc. issued and sold $325,000,000 aggregate principal amount of 6.75% Convertible Subordinated Notes due 2008 in a private offering. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of these securities.

          Holders of the notes may convert the notes into shares of our common stock at any time on or before May 15, 2008 at a conversion price of $10.925 per share, subject to adjustment in specified events.

          We may redeem some or all of the notes on or after May 20, 2004 at the redemption prices listed in this prospectus, plus accrued interest. Holders of the notes may require us to repurchase some or all of their notes upon a repurchase event in cash or, at our option, common stock, at 100% of the principal amount of the notes, plus accrued interest.


          Our common stock is listed on the New York Stock Exchange under the symbol "ET." On September 19, 2001, the closing price for our common stock was $5.05.

          Investing in our notes and common stock involves risks. See "Risk Factors" included in this prospectus beginning on page 4.


                        -------------------------------

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                        -------------------------------





================================================================================

                  The date of this prospectus is           , 2001

                               TABLE OF CONTENTS


Special Note Regarding Forward-Looking Statements..............................2
E*TRADE Group, Inc.............................................................2
Risk Factors...................................................................4
Ratio of Earnings to Fixed Charges............................................19
Market for Our Common Equity..................................................19
Description of Notes..........................................................20
Certain U.S. Federal Tax Considerations.......................................34
Plan of Distribution..........................................................38
Selling Securityholders.......................................................40
Available Information.........................................................43
Incorporation of Certain Documents by Reference...............................43
Legal Matters.................................................................44
Experts.......................................................................44



     You should rely only on the information contained in or incorporated by reference in this prospectus. No one has been authorized to provide you with different information. This prospectus is not an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of the document.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS


     Any statements in this prospectus and in our filings with the Commission incorporated by reference in this prospectus that are not statements of historical information are forward-looking statements made pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements, as well as other oral and written forward-looking statements made by or on behalf of us from time to time, including statements contained in our other filings with the Commission and our reports to shareowners, involve known and unknown risks and assumptions about our business and other factors which may cause our actual results in future periods to differ materially from those expressed in any forward-looking statements. Any such statement is qualified by reference to the risks and factors discussed under "Risk Factors" beginning on page 4 of this prospectus. We caution that the risks and factors discussed in this prospectus are not exclusive. We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this prospectus and in the filings with the Commission we incorporate by reference in this prospectus not to occur.


                              E*TRADE GROUP, INC.


     We, through our wholly-owned subsidiaries, including E*TRADE Securities, TIR (Holdings) Limited and E*TRADE Bank, provide online financial services and have established a popular, branded destination Web site for self-directed investors. We offer financial products and services in the following three primary categories:

     o Domestic retail brokerage - our domestic retail brokerage products and services include fully-automated stock, option, fixed income and mutual fund order processing, online investment portfolio tracking, and access to financial market news and information. As of June 30, 2001, we had 3.3 million active domestic brokerage accounts, with assets held in domestic brokerage customer accounts of $44.6 billion. Revenues from these products and services were 71% of our net revenues in the fiscal year ended September 30, 2000 and 58% of our net revenues in the six months ended June 30, 2001.

     o Banking - through our banking operations, we provide a wide range of FDIC-insured and other banking products and services through the Internet, telephones and ATMs. As of June 30, 2001, we had 435,000 active banking accounts, with deposits in banking accounts of $7.7 billion. Revenues from these products and services were 10% of our net revenues in the fiscal year ended September 30, 2000 and 24% of our net revenues in the six months ended June 30, 2001.

     o Global and institutional brokerage - our global brokerage products and services are similar to those of our domestic retail brokerage operations except that they are provided to foreign investors through our international subsidiaries. Our institutional brokerage products and services are provided to institutional investors as opposed to retail investors. As of June 30, 2001, we had 105,000 active global and institutional accounts, with assets held in global and institutional customer accounts of $1.2 billion. Revenues from these products and services were 13% of our net revenues in the fiscal year ended September 30, 2000 and 12% of our net revenues in the six months ended June 30, 2001.

     In addition, we provide asset gathering and other services consisting primarily of our mutual fund operations and stock option and stock purchase plan services provided to corporations. Revenues from these asset gathering and other services were 6% of our net revenues in the fiscal year ended September 30, 2000 and in the six months ended June 30, 2001.


     We provide our services 24 hours a day, seven days a week by means of the Internet, touch-tone telephone (including interactive voice recognition) and direct modem access.

     Our proprietary transaction-enabling brokerage system includes a wide variety of functions and services that allow customers to open and monitor investment accounts and to place orders for equity, option, mutual fund and fixed income transactions. The primary components of our transaction-enabling system include a graphical user interface, the session manager, the transaction process monitor, the data manager, and the transaction processor. As our proprietary transaction-enabling system is designed and proven to be a flexible, "front-end" system, we are able to integrate it with a wide range of computing platforms used throughout the financial services industry in executing electronic commerce transactions. We believe that our proprietary technology can be adapted to provide transaction-enabling services in the financial services industry, including, but not limited to, investment banking, insurance and correspondent clearing operations.


     Our principal executive office is located at 4500 Bohannon Drive, Menlo Park, California 94025. Our telephone number is (650) 331-6000. The address of our web site is www.etrade.com. The information on our web site does not form part of this prospectus. References to E*TRADE, "we", "us" and "our" in this prospectus refer to E*TRADE Group, Inc. and its subsidiaries unless the context requires otherwise. References to the "Bank" in this prospectus refer to E*TRADE Bank. References to "ETFC" in this prospectus refer to E*TRADE Financial Corporation.

Recent Developments

     On August 29, 2001, we announced that we will acquire Dempsey & Company LLC, a self-clearing specialist firm, for approximately $173,500,000, consisting of $20,000,000 in cash and approximately $153,500,000 in shares of our common stock, with a maximum allotment of 30,500,000 shares. Consummation of the acquisition is subject to customary conditions, including receipt of third-party consents.

     On August 29, 2001, we also announced plans to consolidate facilities and streamline operations, part of the next phase of our ongoing strategy to maximize operational efficiencies by leveraging synergies across all lines of business in our global organization. We will consolidate certain facilities and implement plans to streamline operations during the next several months. Our planned consolidation efforts will lead to a facility restructuring and other non-recurring charge in the quarter ended September 30, 2001 of $220-$245 million while generating an estimated recurring annual pretax benefit of approximately $60-$70 million. This charge will be largely non-cash.

                                  RISK FACTORS

     Risks Relating to the Nature of the Online Financial Services Business

WE FACE COMPETITION FROM COMPETITORS, SOME OF WHOM HAVE SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL, MARKETING AND OTHER RESOURCES, WHICH COULD CAUSE US TO LOWER OUR PRICES OR TO LOSE A SIGNIFICANT PORTION OF OUR MARKET SHARE.

     The market for financial services over the Internet is new, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We face direct competition from financial institutions, brokerage firms, banks, mutual fund companies, Internet portals and other organizations, including among others:

     o    American Express Company

     o    AOL Time Warner Inc.

     o    Ameritrade, Inc.

     o    Bank of America Corporation


     o    bankone.com (a division of Bank One Corp.)


     o    Charles Schwab & Co., Inc.

     o    CSFBdirect (formerly DLJ direct)

     o    J.P. Morgan Chase & Co.

     o    Citigroup Inc.


     o Datek Online Financial Services LLC (a subsidiary of Datek Online Holdings Corporation)


     o    Fidelity Investments

     o    FleetBoston Financial Corporation

     o    Intuit Inc.

     o    Merrill Lynch, Pierce, Fenner & Smith Incorporated


     o    CNBC MoneyCentral


     o    Morgan Stanley Dean Witter & Co.


     o National Discount Brokers Corporation (which was recently acquired by Ameritrade, Inc.)


     o    NetBank, Inc.

     o    PaineWebber Group, Inc. (which is owned by UBS AG)

     o    Salomon Smith Barney, Inc. (which is owned by Citigroup)

     o    TD Waterhouse Group, Inc.

     o    Wells Fargo & Company

     o    Yahoo! Inc.

     Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. In addition, many of our competitors offer a wider range of investment banking, advisory and other financial services and products than we do, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer preferences and requirements. Many of our competitors also have greater name recognition and larger customer bases that could be leveraged, thereby gaining market share from us. These competitors may conduct more extensive promotional activities and offer better terms and lower prices to customers than we do, possibly even sparking a price war in the online financial services industry. Moreover, some of our competitors have established cooperative relationships among themselves or with third parties to enhance their services and products. It is possible that new competitors or alliances among existing competitors may significantly reduce our market share.


     General financial success within the financial services industry over the past several years has strengthened existing competitors and may continue to attract new competitors, such as software development companies, insurance companies and others, as such companies expand their financial product lines. Commercial banks and other financial institutions have become more competitive with our brokerage operations by offering their customers certain corporate and individual financial services traditionally provided by securities firms. The current trend toward consolidation in the commercial banking industry could further increase competition in all aspects of our business. While we cannot predict the type and extent of competitive services that commercial banks and other financial institutions ultimately may offer, we may be harmed by such competition. To the extent our competitors are able to attract and retain customers, our business or ability to grow could be harmed.


     There can be no assurance that we will be able to compete effectively with current or future competitors or that this competition will not significantly harm our business.


THE SECURITY OF OUR COMPUTERS COULD BE BREACHED OR CONFIDENTIAL CUSTOMER INFORMATION TRANSMITTED OVER PUBLIC NETWORKS COULD BE BREACHED OR MISUSED, WHICH COULD DETER CUSTOMERS FROM USING OUR SERVICES AND SIGNIFICANTLY DAMAGE OUR REPUTATION.

     Because we rely heavily on electronic communications and secure transaction processing in our securities, banking and ATM businesses, we must protect our computer systems and network from physical break-ins, security breaches and other disruptions caused by unauthorized access. We must also provide for the secure transmission of confidential information over public networks and prevent unauthorized use of confidential customer information. The open nature of the Internet makes protecting against these threats more difficult. Unauthorized access to our computers could jeopardize the security of information stored in and transmitted through our computer systems and network, which could harm our ability to retain or attract customers, damage our reputation and subject us to litigation and financial losses. We have in the past, and could in the future, be subject to denial of service, vandalism and other attacks on our systems. We rely on encryption and authentication technology, including cryptography technology licensed from RSA Data Security, Inc., to provide secure transmission of confidential information over public networks. Advances in computer and decryption capabilities or other developments could compromise the methods we use to protect customer transaction data, which could harm our ability to retain or attract customers. In addition, we must guard against damage, fraud, embezzlement and unauthorized trading by persons with authorized access to our computer systems, including individuals employed by us. The security and encryption technology and the operational procedures we implement to prevent break-ins, damage and failures may be unable to prevent future disruptions of our operations. Our insurance coverage may be insufficient to cover losses that may result from these events.


AS A SIGNIFICANT PORTION OF OUR REVENUES COME FROM ONLINE INVESTING SERVICES, DOWNTURNS IN THE SECURITIES INDUSTRY HAVE HARMED AND COULD FURTHER SIGNIFICANTLY HARM OUR BUSINESS, INCLUDING BY REDUCING TRANSACTION VOLUMES AND MARGIN BORROWING AND INCREASING OUR DEPENDENCE ON OUR MORE ACTIVE CUSTOMERS WHO RECEIVE LOWER PRICES.


     A significant portion of our revenues in recent years has been from online investing services, and although we continue to diversify our revenue sources, we expect this business to continue to account for a significant portion of our revenues in the foreseeable future. We, like other financial services firms, are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities and futures transactions. We do not yet know what impact the recent terrorist attacks in the United States will have on our business. The U.S. securities markets are characterized by considerable fluctuation and downturns in these markets have harmed our operating results, including our transaction volume and the rate of growth of new accounts, and could continue to do so in the future. Significant downturns in the U.S. securities markets occurred in October 1987 and October 1989, and a significant downturn has been occurring since March 2000. Consequently, transaction volume has decreased industry-wide including a substantial decrease in the three months ended June 30, 2001, and many broker-dealers, including E*TRADE Securities, have been adversely affected. The decrease in transaction volume has been more significant with respect to our less active customers, increasing our dependence on our more active Power E*TRADE customers who receive more favorable pricing based on their transaction volume. When transaction volume is low, our operating results are harmed in part because some of our overhead costs remain relatively fixed. We cannot assure you that U.S. securities markets will not continue to be volatile or that prices and transaction volumes will not continue to move downward, either of which could harm our business going forward. Some of our competitors with more diverse product and service offerings might withstand such a downturn in the securities industry better than we would. See "Risk Factors--Risks Relating to the Nature of the Online Financial Services Business--We face competition from competitors, some of whom have significantly greater financial, technical, marketing and other resources, which could cause us to lower our prices or to lose a significant portion of our market share."


DOWNTURNS IN THE SECURITIES MARKETS INCREASE THE RISK THAT PARTIES TO MARGIN LENDING TRANSACTIONS WITH US WILL FAIL TO HONOR THEIR COMMITMENTS AND THAT THE VALUE OF THE COLLATERAL WE HOLD IN CONNECTION WITH THOSE TRANSACTIONS WILL NOT BE ADEQUATE, INCREASING OUR RISK OF LOSSES FROM OUR MARGIN LENDING ACTIVITIES.

     We sometimes allow customers to purchase securities on margin, and we are therefore subject to risks inherent in extending credit. This risk is especially great when the market is rapidly declining and the value of the collateral we hold could fall below the amount of a customer's indebtedness. Under specific regulatory guidelines, any time we borrow or lend securities, we must correspondingly disburse or receive cash deposits. If we fail to maintain adequate cash deposit levels at all times, we run the risk of loss if there are sharp changes in market values of many securities and parties to the borrowing and lending transactions fail to honor their commitments. Any such losses could harm our financial position and results of operations.

OUR INABILITY TO RETAIN AND HIRE SKILLED PERSONNEL AND SENIOR MANAGEMENT COULD SERIOUSLY HARM OUR ABILITY TO MAINTAIN AND GROW OUR BUSINESS.

     Over the past year, we hired a significant number of additional skilled personnel, including persons with experience in the computer, brokerage and banking industries, and persons with Series 7 or other broker-dealer licenses. If the number of accounts and transaction volume increases significantly over current volume, there could be a shortage of qualified and, in some cases, licensed personnel that we may then be seeking to hire which could cause a backlog in the handling of banking transactions or the processing of brokerage orders that need review, and that could harm our business, financial condition and operating results. Competition for such personnel is intense when trading volumes are high, and there can be no assurance that we will be able to retain or hire technical persons or licensed representatives in the future.


     In addition, our future success depends to a significant degree on the skills, experience and efforts of our Chairman and Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Managing Directors and other key management personnel. The loss of the services of any of these individuals could compromise our ability to effectively operate our business.


IF OUR ABILITY TO CORRECTLY PROCESS CUSTOMER TRANSACTIONS IS SLOWED OR INTERRUPTED, WE COULD BE SUBJECT TO CUSTOMER LITIGATION AND OUR REPUTATION COULD BE HARMED.

     We process customer transactions mostly through the Internet, online service providers, touch-tone telephones and our computer systems, and we depend heavily on the integrity of the communications and computer systems supporting these transactions, including our internal software programs and computer systems. A degradation or interruption in the operation of these systems could subject us to significant customer litigation and could materially harm our reputation. Our systems or any other systems in the transaction process could slow down significantly or fail for a variety of reasons including:

     o    undetected errors in software programs or computer systems,

     o our inability to effectively resolve any errors in our internal software programs or computer systems once they are detected, or

     o heavy stress placed on systems in the transaction process during certain peak trading times.


     If our systems or any other systems in the transaction process slow down or fail even for a short time, our customers could suffer delays in transaction processing, which could cause substantial customer losses and may subject us to claims for these losses or to litigation. The National Association of Securities Dealers Regulation Inc., or NASDR, defines a "system failure" as a shutdown of our mission critical systems (defined as those necessary for the acceptance and execution of online securities orders) which causes the customers' use of these systems to equal or exceed system capacity during regular market hours, or a shutdown of any system application necessary for the acceptance and execution of online securities orders for a period of 15 continuous minutes that affects 25% or more of the customers on the system from effecting securities transactions during regular market hours. We have experienced systems failures and degradation in the past. Systems failures and degradations could occur with respect to U.S. markets or foreign markets where we must implement new transaction processing infrastructures. To date, during our systems failures, we were able to take orders by telephone; however, with respect to our brokerage transactions, only associates with securities brokers' licenses can accept telephone orders. An adequate number of such associates may not be available to take customer calls in the event of a future systems failure, and we may not be able to increase our customer service personnel and capabilities in a timely and cost-effective manner. To promote customer satisfaction and protect our brand name, we have, on certain occasions, compensated customers for verifiable losses from such failures.


INCREASES IN PREVAILING AND ANTICIPATED INTEREST RATES WOULD REDUCE THE VALUE OF THE BANK'S FIXED RATE INVESTMENTS AND MAY DECREASE THE BANK'S PROFITABILITY BY INCREASING THE EXPENSE OF VARIABLE RATE INTEREST-BEARING LIABILITIES WITHOUT A CORRESPONDING INCREASE IN INCOME FROM ASSETS BEARING A FIXED RATE OF INTEREST.

     The results of operations for the Bank depend in large part upon the level of its net interest income, that is, the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Changes in market interest rates (and the yield curve) could reduce the value of the Bank's financial assets and thereby reduce net interest income. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decline in value as interest rates rise. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions.


     The Bank attempts to mitigate this interest rate risk by using derivative contracts that are designed to offset, in whole or in part, the variability in value or cash flow of various assets or liabilities caused by changes in interest rates. There can be no assurances that these derivative contracts move either directionally or proportionately as intended. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which we adopted on October 1, 2000, requires that the hedge ineffectiveness, or the difference between the change in value of the hedged item versus the change in value of the hedging instruments, be recognized in earnings as of the reporting date. Our financial results may prove to be more volatile due to this new reporting requirement.


     If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and results of operations could suffer.


THE BANK'S DIVERSIFICATION OF ITS ASSET PORTFOLIO TO INCLUDE HIGHER YIELDING INVESTMENTS WHICH CARRY A HIGHER INHERENT RISK OF DEFAULT IN ITS PORTFOLIO MAY INCREASE THE RISK OF CHARGE-OFFS WHICH COULD REDUCE OUR PROFITABILITY.

     As the Bank diversifies its asset portfolio through purchases of new higher yielding asset classes, we will have to manage assets that carry a higher inherent risk of default than experienced with our existing portfolio. Consequently, the level of charge-offs associated with these assets may be higher than previously experienced. If expectations of future charge-offs increase, a simultaneous increase in the amount of our loss reserves would be required. The increased level of charge-offs recorded to meet additional reserve requirements could harm the results of our operations if those higher yields do not cover the charge-offs.


WE RELY ON A NUMBER OF THIRD PARTIES TO PROCESS OUR TRANSACTIONS, AND THEIR INABILITY TO EXPAND THEIR TECHNOLOGY TO MEET OUR NEEDS, OR OUR INABILITY TO EXPAND OUR OWN TECHNOLOGY IN THE EVENT OF A SIGNIFICANT INCREASE IN DEMAND, COULD IMPAIR OUR ABILITY TO ACQUIRE NEW CUSTOMERS AND OTHERWISE GROW OUR BUSINESS.


     We rely on a number of third parties to process our transactions, including online and Internet service providers, back office processing organizations, other service providers and market-makers, all of which may need to expand the scope of the operations they perform for us. Any backlog caused by a third party's inability to expand sufficiently to meet our needs could harm our business. In addition, rapid growth in the use of our services could strain our own ability to adequately expand technologically to meet increased demand.

IF WE ARE UNABLE TO QUICKLY INTRODUCE NEW PRODUCTS AND SERVICES THAT SATISFY CHANGING CUSTOMER NEEDS, WE COULD LOSE CUSTOMERS AND HAVE DIFFICULTY ATTRACTING NEW CUSTOMERS.

     Our future profitability depends significantly on our ability to develop and enhance our services and products. There are significant challenges to such development and enhancement, including technical risks. There can be no assurance that we will be successful in achieving any of the following:

     o    effectively using new technologies,

     o adapting our services and products to meet emerging industry standards,

     o developing, introducing and marketing service and product enhancements, or

     o developing, introducing and marketing new services and products to meet customer demand.

     Additionally, these new services and products, if they are developed, may not adequately meet the requirements of the marketplace or achieve market acceptance. If we are unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements, or if they do not achieve market acceptance, our business could be harmed.


IF OUR BUSINESS SOLUTIONS GROUP, OR BSG, PRODUCTS FAIL OR PRODUCE INACCURATE RESULTS, WE COULD BE SUBJECT TO LITIGATION AND OUR REPUTATION MAY BE HARMED.

     BSG provides products and services to assist companies to work effectively with their own legal, accounting and tax advisors to comply with the laws, regulations, and rules pertaining to equity compensation. BSG provides products and services that, by their nature, are highly technical and intricate, and that deal with issues which could result in significant accounting and tax reporting inaccuracies. If BSG's efforts to protect itself from liability arising from product design limitations and/or potential human error prove inadequate, these inaccuracies could subject us to customer litigation and damage our reputation.


THE SIZE OF OUR MARKET AND OUR RESULTS OF OPERATIONS DEPEND HEAVILY UPON THE GROWING ACCEPTANCE OF THE INTERNET AS A COMMERCIAL MARKETPLACE FOR FINANCIAL SERVICES.

     Because the electronic provision of financial services is currently the most significant part of our business, sales of most of our services and products will depend on consumers continuing to adopt the Internet as a method of doing business and, in particular, as a method of obtaining financial services. Several factors could adversely affect the acceptance and growth of online commerce. For example, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by growing usage. In addition, the Internet could be adversely affected by the slow development or adoption of standards and protocols to handle increased Internet activity or by increased governmental regulation. Moreover, critical Internet issues including privacy, security, reliability, cost, ease of use, accessibility and quality of service remain unresolved, which could negatively affect the growth of Internet use or commerce on the Internet.


     Even if Internet commerce grows generally, the online market for financial services could grow more slowly or even shrink in size. Adoption of online commerce for financial services by individuals who have relied upon traditional delivery channels in the past will require such individuals to accept new and different methods of conducting business. Consumers who trade with traditional brokerage firms, or even discount brokers, may be reluctant or slow to change to obtaining brokerage services over the Internet. Also, concerns about security and privacy on the Internet may hinder the growth of online investing and banking, which could harm our business.


IF OUR INTERNATIONAL EFFORTS ARE NOT SUCCESSFUL, OUR BUSINESS GROWTH WILL BE HARMED AND OUR RESOURCES WILL NOT HAVE BEEN USED EFFICIENTLY.


     One component of our strategy is a planned increase in efforts to attract more international customers. To date, we have limited experience in providing brokerage services internationally, and ETFC has had only limited experience providing banking services to customers outside the United States. There can be no assurance that we and/or our international licensees will be able to market our branded services and products successfully in international markets.

     In order to expand our services globally, we must comply with the regulatory controls of each specific country in which we conduct business. Our international expansion could be limited by the compliance requirements of other regulatory jurisdictions, including the European Union's Privacy Directive regulating the use and transfer of customer data. We intend to rely primarily on local third parties and our subsidiaries for regulatory compliance in foreign jurisdictions.


     In addition, there are certain risks inherent in doing business in international markets, particularly in the heavily regulated brokerage and banking industries, such as:

     o    unexpected changes in regulatory requirements and trade barriers,

     o    difficulties in staffing and managing foreign operations,

     o    the level of investor interest in cross-border trading,

     o    authentication of online customers,

     o    political instability,

     o    fluctuations in currency exchange rates,

     o reduced protection for intellectual property rights in some countries,


     o possible fraud, embezzlement or unauthorized trading by our associates,


     o seasonal reductions in business activity during the summer months in Europe and certain other parts of the world,

     o    the level of adoption of the Internet in international markets, and

     o    potentially adverse tax consequences.

     Any of the foregoing could harm our international operations. In addition, because some of these international markets are served through license arrangements with others, we rely upon these third parties for a variety of business and regulatory compliance matters. We have limited control over the management and direction of these third parties. We run the risk that their action or inaction could harm our operations and/or our reputation. Additionally, certain of our international licensees have the right to grant sublicenses. Generally, we have less control over sublicensees than we do over licensees. As a result, the risk to our operations and goodwill is higher.

OUR FAILURE TO SUCCESSFULLY INTEGRATE THE COMPANIES THAT WE ACQUIRE INTO OUR EXISTING OPERATIONS COULD HARM OUR BUSINESS.


     We recently acquired ETFC, TIR (Holdings) Limited, E*TRADE Access, Electronic Investing Corporation, PrivateAccounts Inc. (renamed E*TRADE Advisory Services, Inc. on January 2, 2001), E*TRADE Technologies, LoansDirect, Inc. (which merged into and changed its name to E*TRADE Mortgage Corporation on June 15, 2001), Web Street, Inc. and several of our international affiliates. We may also acquire other companies or technologies in the future, and we regularly evaluate such opportunities. Acquisitions entail numerous risks, including, but not limited to:


     o difficulties in the assimilation and integration of acquired operations and products,

     o    diversion of management's attention from other business concerns,

     o    failure to achieve anticipated cost savings,


     o    failure to retain existing customers of the acquired companies,


     o amortization of acquired intangible assets, with the effect of reducing our reported earnings, and

     o    potential loss of key associates of acquired companies.

     No assurance can be given as to our ability to integrate successfully any operations, technology, personnel, services or new businesses or products that might be acquired in the future. Failure to successfully assimilate acquired organizations could harm our business. In addition, there can be no assurance that we will realize a positive return on any of these investments.

WE HAVE SUBSTANTIALLY INCREASED OUR INDEBTEDNESS, WHICH MAY MAKE IT MORE DIFFICULT TO MAKE PAYMENTS ON OUR DEBTS OR TO OBTAIN FINANCING.

     As a result of our sale in May 2001 of the notes, we have incurred $325 million of additional indebtedness, increasing our ratio of debt to equity (expressed as a percentage) from approximately 37% to approximately 55% as of June 30, 2001. We may incur additional indebtedness in the future. The level of our indebtedness, among other things, could

     o    make it more difficult to make payments on our debt,

     o make it more difficult or costly for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes,

     o limit our flexibility in planning for or reacting to changes in our business, and

     o    make us more vulnerable in the event of a downturn in our business.


ANY FAILURE TO MAINTAIN OUR RELATIONSHIPS WITH STRATEGIC PARTNERS OR LOSS IN VALUE OF THE INVESTMENTS WE MAKE COULD HARM OUR BUSINESS.


     We have established a number of strategic relationships and alliances with online and Internet service providers, investment banking and financial service providers, market makers and other vendors. There can be no assurance that each of these relationships or alliances will be maintained or that, if a relationship is maintained, it will be successful or profitable. There can be no assurance that the terms of any relationship or alliance with another party will be honored by that party. Additionally, we may not be able to develop new relationships or alliances of this type in the future.

     We also make investments, either directly or through affiliated private investment funds, in equity securities of other companies without acquiring control of those companies. There may be no public market for the securities of the companies in which we invest, and we may not be able to sell these securities at a profit, or at all. We have in the past been required to write down the value of our investments in equity securities of other companies.


IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS, BE LIABLE FOR SIGNIFICANT DAMAGES, OR INCUR SIGNIFICANT COSTS AND EXPENSES REGARDLESS OF THE MERITS OF THE CLAIMS AGAINST US.


     Our ability to compete effectively is dependent to a significant degree on our brand and proprietary technology. We rely primarily on copyright, trade secret and trademark law to protect our technology and our brand. Effective trademark protection may not be available for our trademarks. Although we have registered the trademark "E*TRADE" in the United States and a number of other countries, and have other registered trademarks, there can be no assurance that we will be able to secure significant protection for these trademarks. Our competitors or others may adopt product or service names similar to "E*TRADE," thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to adequately protect the name "E*TRADE" or our other trademarks could harm our business. Despite any precautions we take, a third party may be able to copy or otherwise obtain and use our software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of our technology is made especially difficult by the global nature of the Internet and difficulty in controlling the ultimate destination or security of software or other data transmitted on it. The laws of other countries may afford us little or no effective protection for our intellectual property. There can be no assurance that the steps we take will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to:


     o    enforce our intellectual property rights,

     o    protect our trade secrets,

     o determine the validity and scope of the proprietary rights of others, or

     o    defend against claims of infringement or invalidity.

     Such litigation, whether successful or unsuccessful, could result in substantial costs and divert resources, either of which could harm our business.

       We have received in the past, and may receive in the future, notices of claims of infringement of other parties' proprietary rights. There can be no assurance that claims for infringement or invalidity -- or any indemnification claims based on such claims--will not be asserted or prosecuted against us. Any such claims, with or without merit, could be time consuming and costly to defend or litigate, divert our attention and resources or require us to enter into royalty or licensing agreements. There can be no assurance that such licenses would be available on reasonable terms, if at all.


OUR EFFORTS TO EXPAND OUR RECOGNITION OF THE E*TRADE BRAND TO AREAS OF THE FINANCIAL SERVICES INDUSTRY OTHER THAN ONLINE TRADING MAY NOT BE EFFECTIVE.

     As we diversify the scope of the products and services we offer, the brand "E*TRADE" may not be as effective for us in the future, which could negatively impact our revenues. In addition, our efforts to further our brand as a diversified financial services institution is largely dependent on our use of effective marketing and advertising efforts. If these efforts are not successful, we will not have used resources effectively.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS, OUR STOCKHOLDER RIGHTS PLAN AND DELAWARE LAW COULD PREVENT OR DELAY AN ACQUISITION OF US THAT A SHAREOWNER MAY CONSIDER TO BE FAVORABLE.

     Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a third party from acquiring control of us in a merger, acquisition or similar transaction that a shareowner may consider favorable. Such provisions include:

     o    authorization for the issuance of "blank check" preferred stock,

     o provision for a classified board of directors with staggered, three-year terms,

     o    the prohibition of cumulative voting in the election of directors,

     o a super-majority voting requirement to effect business combinations or certain amendments to our certificate of incorporation and bylaws,

     o    limits on the persons who may call special meetings of shareowners,

     o    the prohibition of shareowner action by written consent, and

     o advance notice requirements for nominations to the board of directors or for proposing matters that can be acted on by shareowners at shareowner meetings.

     Attempts to acquire control of us may also be delayed or prevented by our stockholder rights plan. The stockholder rights plan is designed to enhance the ability of our Board of Directors to protect shareowners against, among other things, unsolicited attempts to acquire control of us that do not offer an adequate price to all shareowners or are otherwise not in the best interests of us and our shareowners. In addition, certain provisions of our stock incentive plans and Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.


                Risks Relating to the Regulation of Our Business


IF CHANGES IN GOVERNMENT REGULATION, INCLUDING BANKING AND SECURITIES RULES AND REGULATIONS, FAVOR OUR COMPETITION OR RESTRICT OUR BUSINESS PRACTICES, OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS AND OUR PROFITABILITY MAY SUFFER.

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. The banking industry in the United States is subject to extensive federal regulation. Broker-dealers are subject to regulations covering all aspects of the securities business, which include:


     o    sales methods,

     o    recommendations of securities,

     o    trading practices among broker-dealers,

     o    execution of customers' orders,

     o    use and safekeeping of customers' funds and securities,

     o    capital structure,

     o    record keeping,

     o    advertising,

     o    conduct of directors, officers and employees, and

     o    supervision.

     Because we are a self-clearing broker-dealer, we have to comply with many additional laws and rules. These include rules relating to possession and control of customer funds and securities, margin lending and execution and settlement of transactions. Our ability to comply with these rules depends largely on the establishment and maintenance of a qualified compliance system.


     Similarly, E*TRADE and ETFC, as savings and loan holding companies, and the Bank, as a federally chartered savings bank and subsidiary of ETFC, are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, or the OTS, and, in the case of the Bank, the FDIC. Such regulation covers all aspects of the banking business, including lending practices, safeguarding deposits, capital structure, record keeping, and conduct and qualifications of personnel.


     Because of our international presence, we are also subject to the regulatory controls of each specific country in which we conduct business.


     Because we operate in an industry subject to extensive regulation, the competitive landscape in our industry can change significantly as a result of new regulation, changes in existing regulation, or changes in the interpretation or enforcement of existing laws and rules. For example, in November 1999, the Gramm-Leach-Bliley Act was enacted into law. This act reduces the legal barriers between banking, securities and insurance companies, and will make it easier for financial holding companies to compete directly with our securities business, as well as for our competitors in the securities business to diversify their revenues and attract additional customers through entry into the banking and insurance businesses. The Gramm-Leach-Bliley Act may have a material impact on the competitive landscape that we face. Similarly, in February 2001, the SEC approved amendments to NASD Rule 2520 governing margin requirements for "pattern day traders" which will become effective September 28, 2001. Among other requirements, these amendments will require "pattern day traders" to have deposited in their accounts a minimum equity of $25,000 on any day in which the customer day trades. The amendments to NASD Rule 2520 could affect the behavior of certain of our most active customers and negatively impact our revenues.


     There can be no assurance that federal, state or foreign agencies will not further regulate our business. We anticipate that we may be required to comply with record keeping, data processing and other regulatory requirements as a result of proposed federal legislation or otherwise. We may also be subject to additional regulation as the market for online commerce evolves. Because of the growth in the electronic commerce market, Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market. As a result, federal or state authorities could enact laws, rules or regulations affecting our business or operations. We may also be subject to federal, state or foreign money transmitter laws and state and foreign sales or use tax laws. If such laws are enacted or deemed applicable to us, our business or operations could be rendered more costly or burdensome, less efficient or even impossible. Any of the foregoing could harm our business, financial condition and operating results.

IF WE FAIL TO COMPLY WITH APPLICABLE SECURITIES AND BANKING REGULATIONS, WE COULD BE SUBJECT TO DISCIPLINARY ACTIONS, DAMAGES, PENALTIES OR RESTRICTIONS THAT COULD SIGNIFICANTLY HARM OUR BUSINESS.


     The SEC, the NASDR or other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers or employees. The OTS may take similar action with respect to our banking activities. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of a system to ensure such compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to claimed noncompliance in the future, which could harm our business.

IF WE DO NOT MAINTAIN THE CAPITAL LEVELS REQUIRED BY REGULATORS, WE MAY BE FINED OR FORCED OUT OF BUSINESS.

     The SEC, NASDR, OTS and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers and regulatory capital by banks. Net capital is the net worth of a broker or dealer (assets minus liabilities), less deductions for certain types of assets. If a securities firm fails to maintain the required net capital it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASDR, and could ultimately lead to the firm's liquidation. In the past, our broker-dealer subsidiaries have depended largely on capital contributions by us in order to comply with net capital requirements. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital could be limited. Such operations may include investing activities, marketing and the financing of customer account balances. Also, our ability to withdraw capital from brokerage subsidiaries could be restricted, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding stock. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could harm our business.


     The table below summarizes the minimum net capital requirements for our domestic broker-dealer subsidiaries as of June 30, 2001 (in thousands):

                                                Required      Net            Excess
                                               Net Capital   Capital     Net Capital
                                               ------------  -----------  ------------
    E*TRADE Securities, Incorporated..........    $ 43,691     $347,662     $ 303,971
    E*TRADE Institutional Securities, Inc.....    $    250     $  1,424     $   1,174
    E*TRADE Investor Select, Inc..............    $      5     $    232     $     227
    Marquette Securities, Inc.................    $    250     $    515     $     265
    E*TRADE Global Asset Management, Inc......    $    228     $ 13,152     $  12,924
    E*TRADE Canada Securities Corporation.....    $    100     $    286     $     186
    Web Street Securities, Inc.................   $    925     $  2,339     $   1,414


    Similarly, banks, such as the Bank, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could harm a bank's operations and financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, a bank must meet specific capital guidelines that involve quantitative measures of a bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. A bank's capital amounts and classification are also subject to qualitative judgments by the regulators about the strength of components of the bank's capital, risk weightings of assets and off-balance-sheet transactions, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require a bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. To be categorized as well capitalized, a bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table.


     The table below summarizes the capital adequacy requirements for the Bank as of June 30, 2001 (dollars in thousands):


                                                                             To Be Well
                                                                          Capitalized Under
                                                                          Prompt Corrective
                                                         Actual           Action Provisions
                                                  --------------------- ----------------------
                                                    Amount      Ratio      Amount      Ratio
                                                  ------------  ------- ------------- --------
Core Capital (to adjusted tangible assets).......   $742,452      5.8%    $ 637,827      5.0%

Tier 1 Capital (to risk weighted assets).........   $742,452     11.4%    $ 390,402      6.0%
Total Capital (to risk weighted assets)..........   $757,426     11.6%    $ 650,670     10.0%

RESTRICTIONS ON THE ABILITY OF, OR DECREASED WILLINGNESS OF, THIRD PARTIES TO MAKE PAYMENTS FOR ORDER FLOW OR POTENTIAL PAYMENTS BY US TO THIRD PARTIES FOR HANDLING ORDERS COULD REDUCE OUR PROFITABILITY.

    Order flow revenue is comprised of rebate income from various market makers and market centers for processing transactions through them. There can be no assurance that payments for order flow will continue to be permitted by the SEC, the NASDR or other regulatory agencies, courts or governmental units. In addition, the listed marketplaces other than Nasdaq moved from trading using fractional share prices to trading using decimals in January 2001 and the Nasdaq initiated decimalization in March 2001. With the advent of decimalization, certain market makers have reduced payments for order flow, others have announced plans to reduce payments for order flow and others are taking a "wait and see" approach. It is possible that some market makers and market centers could begin charging companies that direct order flow to them. As a majority of our order flow revenues is derived from Nasdaq listed securities, we were negatively affected by decimalization during the quarter ended June 30, 2001. The impact of decimalization on future revenues cannot be accurately predicted at this time, and a continued, general decrease in these revenues is expected. Further, there can be no assurance that we will be able to continue our present relationships and terms for payments for order flow. Loss of any or all of these revenues could harm our business.


REGULATORY REVIEW OF OUR ADVERTISING PRACTICES COULD HINDER OUR ABILITY TO OPERATE OUR BUSINESS AND RESULT IN FINES AND OTHER PENALTIES.


     All marketing activities by E*TRADE Securities are regulated by the NASDR, and all marketing materials must be reviewed by an E*TRADE Securities Series 24 licensed principal prior to release. The NASDR has in the past asked us to revise certain marketing materials. In June 2001, we settled a formal NASDR investigation into our advertising practices and were fined by the NASDR in connection with three advertisements that were placed in 1999. The NASDR can impose certain penalties for violations of its advertising regulations, including:


     o    censures or fines,

     o    suspension of all advertising,

     o    the issuance of cease-and-desist orders, or

     o the suspension or expulsion of a broker-dealer or any of its officers or employees.

In addition, the federal banking agencies impose restrictions on bank advertising of non-deposit investment products to minimize the likelihood of customer confusion.

IF WE WERE TO SOLICIT ORDERS FROM OUR CUSTOMERS OR MAKE INVESTMENT RECOMMENDATIONS, WE WOULD BECOME SUBJECT TO ADDITIONAL REGULATIONS THAT COULD BE BURDENSOME AND SUBJECT US TO FINES AND OTHER PENALTIES.


     We do not currently solicit orders from our customers or make investment recommendations. However, if we were to engage in such activities, we would become subject to additional rules and regulations governing, among other things, sales practices and the suitability of recommendations to customers. Compliance with these regulations could be burdensome, and, if we fail to comply, we could be subject to fines and other penalties. We are continuing to develop technology, through a joint venture, that may enable us to provide financial advice for online investors in the future.

DUE TO THE INCREASING POPULARITY OF THE INTERNET, LAWS AND REGULATIONS MAY BE PASSED DEALING WITH ISSUES SUCH AS USER PRIVACY, PRICING, CONTENT AND QUALITY OF PRODUCTS AND SERVICES, AND THOSE REGULATIONS COULD ADVERSELY AFFECT THE GROWTH OF THE ONLINE FINANCIAL SERVICES INDUSTRY.

     As required by the Gramm-Leach-Bliley Act, the SEC and OTS have recently adopted regulations on financial privacy which took effect in July 2001 that will require E*TRADE Securities and the Bank to notify consumers about the circumstances in which they may share consumers' personal information with unaffiliated third parties and to give consumers the right to prohibit such information sharing in specified circumstances. Although E*TRADE Securities and the Bank already provide such opt-out rights in our privacy policies, the regulations require us to modify the text and the form of presentation of our privacy policies and to incur additional expense to ensure ongoing compliance with the regulations.


     In addition, several recent reports have focused attention on the online brokerage industry. For example, the New York Attorney General investigated the online brokerage industry and issued a report in November 1999, citing consumer complaints about delays and technical difficulties in companies conducting online stock trading. SEC Commissioner Laura Unger also issued a report in November 1999 on issues raised by online brokerage, including suitability and marketing issues. Most recently, the United States General Accounting Office issued a report citing a need for better investor protection information on brokers' Web sites and, on January 25, 2001, the SEC issued a report summarizing its findings and recommendations following an examination of broker-dealers offering online trading.


     Increased attention focused upon these issues could hurt the growth of the online financial services industry, which could, in turn, decrease the demand for our services or otherwise harm our business.


DUE TO OUR ACQUISITION OF ETFC, WE ARE SUBJECT TO REGULATIONS THAT COULD RESTRICT OUR ABILITY TO TAKE ADVANTAGE OF GOOD BUSINESS OPPORTUNITIES AND THAT MAY BE BURDENSOME TO COMPLY WITH.


     Upon the completion of our acquisition of ETFC and its subsidiary, the Bank, on January 12, 2000, we became subject to regulation as a savings and loan holding company. As a result, we, as well as the Bank, are required to file periodic reports with the OTS, and are subject to examination by the OTS. The OTS also has certain types of enforcement power over ETFC and us, including the ability to issue cease-and-desist orders, up to and including forcing divestiture of the Bank, and civil money penalties, for violating the Savings and Loan Holding Company Act. In addition, under the Graham-Leach-Bliley Act, our activities are now restricted to activities that are financial in nature and certain real estate-related activities. We may make merchant banking investments in companies whose activities are not financial in nature, if those investments are engaged in for the purpose of appreciation and ultimate resale of the investment and we do not manage or operate the company. Such merchant banking investments may be subject to maximum holding periods and special recordkeeping and risk management requirements.


     We believe that all of our existing activities and investments are permissible under the new legislation, but the OTS has not interpreted these provisions. Even if all of our existing activities and investments are permissible, under the new legislation we will be constrained in pursuing future new activities that are not financial in nature. We are also limited in our ability to invest in other savings and loan holding companies. These restrictions could prevent us from pursuing certain activities and transactions that could be beneficial to us.

     In addition to regulation of us and ETFC as savings and loan holding companies, federal savings banks such as the Bank are subject to extensive regulation of their activities and investments, their capitalization, their risk management policies and procedures, and their relationship with affiliated companies. In addition, as a condition to approving our acquisition of ETFC, the OTS imposed various notice and other requirements, primarily a requirement that the Bank obtain prior approval from the OTS of any future material changes to the Bank's business plan. These regulations and conditions, and our inexperience with them, could affect our ability to realize synergies from the acquisition, and could negatively affect both us and the Bank following the acquisition and could also delay or prevent the development, introduction and marketing of new products and services.

WE MAY INCUR COSTS TO AVOID INVESTMENT COMPANY STATUS AND OUR BUSINESS WOULD SUFFER SIGNIFICANT HARM IF WE WERE DEEMED TO BE AN INVESTMENT COMPANY.

     We may incur significant costs to avoid investment company status and may suffer other adverse consequences if we are deemed to be an investment company under the Investment Company Act of 1940, commonly referred to as the 1940 Act.


     A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. As a result of the sale in May 2001 of $325 million principal amount of the notes, we will have substantial short-term investments until the net proceeds from the sale can be deployed. In addition, we and our subsidiaries have made minority equity investments in other companies that may constitute investment securities under the 1940 Act. In particular, many of our publicly-traded equity investments, which are owned directly or indirectly by us or through related venture funds, are deemed to be investment securities. Although our investment securities currently comprise less than 40% of our total assets, the value of these minority investments has fluctuated in the past, and substantial appreciation in some of these investments or a decline in our total assets may, from time to time, cause the value of our investment securities to exceed 40% of our total assets. These factors may result in us being treated as an "investment company" under the 1940 Act.


     We believe we are primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities for our account and, therefore, are not an investment company within the meaning of the 1940 Act.

However, in the event that the 40% limit were to be exceeded (including through fluctuations in the value of our investment securities), we may need to reduce our investment securities as a percentage of our total assets. This reduction can be attempted in a number of ways, including the sale of investment securities and the acquisition of non-investment security assets, such as cash, cash equivalents and U.S. government securities. If we sell investment securities, we may sell them sooner than we intended. These sales may be at depressed prices and we may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to normal contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, we may incur tax liabilities if we sell these assets. We may also be unable to purchase additional investment securities that may be important to our operating strategy. If we decide to acquire non-investment security assets, we may not be able to identify and acquire suitable assets, and will likely realize a lower return on any such investments.

     If we were deemed to be an investment company, we could become subject to substantial regulation under the 1940 Act with respect to our capital structure, management, operations, affiliate transactions and other matters. As a consequence, we could be barred from engaging in business or issuing our securities as we have in the past and might be subject to civil and criminal penalties for noncompliance. In addition, some of our contracts might be voidable, and a court-appointed receiver could take control of us and liquidate our business in certain circumstances.

                       Risks Relating to Owning Our Stock

OUR HISTORICAL QUARTERLY RESULTS HAVE FLUCTUATED AND DO NOT RELIABLY INDICATE FUTURE OPERATING RESULTS.

     We do not believe that our historical operating results should be relied upon as an indication of our future operating results. We expect to experience large fluctuations in future quarterly operating results that may be caused by many factors, including the following:

     o fluctuations in the fair market value of our equity investments in other companies, including through existing or future private investment funds managed by us,

     o fluctuations in interest rates, which will impact our investment and loan portfolios,

     o    changes in trading volume in securities markets,

     o the success of, or costs associated with, acquisitions, joint ventures or other strategic relationships,

     o    changes in key personnel,

     o    seasonal trends,

     o purchases and sales of securities and other assets as part of the Bank's portfolio restructuring efforts,

     o customer acquisition costs, which may be affected by competitive conditions in the marketplace,

     o the timing of introductions or enhancements to online financial services and products by us or our competitors,

     o    market acceptance of online financial services and products,

     o domestic and international regulation of the brokerage, banking and Internet industries,

     o    accounting for derivative instruments and hedging activities,

     o    changes in domestic or international tax rates,

     o    changes in pricing policies by us or our competitors,

     o    fluctuation in foreign exchange rates, and

     o changes in the level of operating expenses to support projected growth.

     We have also experienced fluctuations in the average number of customer transactions per day. Thus, the rate of growth in customer transactions at any given time is not necessarily indicative of future transaction activity.

WE HAVE INCURRED LOSSES IN THE PAST AND WE CANNOT ASSURE YOU THAT WE WILL BE PROFITABLE.


     We have a long history of incurring operating losses in each fiscal year and we may incur operating losses in the future. We incurred net losses of $402,000 in fiscal 1998, $56.8 million in fiscal 1999 and $19.4 million in the six months ended June 30, 2001. Although we achieved profitability in fiscal 2000 due in part to sales of investment securities, we cannot assure you that profitability will be achieved in future periods.

THE MARKET PRICE OF OUR COMMON STOCK MAY CONTINUE TO BE VOLATILE WHICH COULD CAUSE LITIGATION AGAINST US AND THE INABILITY OF SHAREOWNERS TO RESELL THEIR SHARES AT OR ABOVE THE PRICES AT WHICH THEY ACQUIRE THEM.


     From January 1, 2001 through September 19, 2001, the price per share of our common stock has ranged from a high of $15.38 to a low of $4.79. The market price of our common stock has been, and is likely to continue to be, highly volatile and subject to wide fluctuations due to various factors, many of which may be beyond our control, including:


     o    quarterly variations in operating results,

     o    volatility in the stock market,

     o    volatility in the general economy,

     o    changes in interest rates,

     o announcements of acquisitions, technological innovations or new software, services or products by us or our competitors, and

     o changes in financial estimates and recommendations by securities analysts.

     In addition, there have been large fluctuations in the prices and trading volumes of securities of many technology, Internet and financial services companies. This volatility is often unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may decrease the market price of our common stock. In the past, volatility in the market price of a company's securities has often led to securities class action litigation. Such litigation could result in substantial costs to us and divert our attention and resources, which could harm our business. Declines in the market price of our common stock or failure of the market price to increase could also harm our ability to retain key associates, our access to capital and other aspects of our business, which also could harm our business.

WE MAY NEED ADDITIONAL FUNDS IN THE FUTURE WHICH MAY NOT BE AVAILABLE AND WHICH MAY RESULT IN DILUTION OF THE VALUE OF OUR COMMON STOCK.

     In the future, we may need to raise additional funds for various purposes, including to expand our technology resources, to hire additional associates, to make acquisitions or to increase the Bank's total assets or deposit base. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our business growth plans. In addition, if funds are available, the result of our issuing securities could be to dilute the value of shares of our common stock and cause the market price to fall.

                       Risks Relating to Owning the Notes

THE NOTES ARE SUBORDINATED.

     The notes will be unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in other limited events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes also will be effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries.


     Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could suffer. As of June 30, 2001, we had approximately $607.0 million of senior indebtedness outstanding. As of June 30, 2001, our subsidiaries had outstanding liabilities of $16.4 billion (excluding liabilities that would not appear on a consolidated balance sheet of any such subsidiary and intercompany liabilities). Of this amount, $4.3 billion are securities-related borrowings by our broker-dealer subsidiaries in the ordinary course of business. Our banking subsidiary had $11.9 billion of outstanding liabilities, consisting of customer deposits of $7.7 billion, borrowings by E*TRADE Bank and its subsidiaries of $3.8 billion, our outstanding trust preferred securities of $31 million, and trade payables and other liabilities in the amount of $365 million. The remaining balance of $200 million consists of trade payables and other liabilities of our subsidiaries not mentioned above. See "Description of Notes-Subordination."


WE MAY BE UNABLE TO REPURCHASE THE NOTES WITH CASH UPON A REPURCHASE EVENT.

     We may be unable to repurchase the notes with cash in the event of a repurchase event. Upon a repurchase event, you may require us to repurchase all or a portion of your notes. If a repurchase event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. In addition, a repurchase event could result in an event of default under loan agreements we may enter into in the future. Our loan agreements could also prohibit, in certain situations, redemptions or purchases of the notes. If a repurchase event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to repurchase the notes or could attempt to refinance this debt. If we do not obtain a consent or refinance this debt, we could not purchase or redeem the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a repurchase event would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes. The term "repurchase event" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the notes upon a repurchase event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving E*TRADE. See "Description of Notes-Repurchase at Option of the Holder."

A PUBLIC MARKET MAY NOT DEVELOP FOR THE NOTES.

     Prior to the offering, there has been no trading market for the notes. The initial purchaser of the notes has advised us that it is making and currently intends to continue to make a market in the notes. However, the initial purchaser is not obligated to make a market and may discontinue this market making activity at any time without notice. We cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

ANY RATING OF THE NOTES MAY CAUSE THEIR TRADING PRICE TO FALL.

     If one or more rating agencies rate the notes, they may assign a lower rating than expected by investors. Rating agencies may also lower ratings on the notes in the future. If the rating agencies assign a lower than expected rating or reduce their ratings in the future, the trading price of the notes could decline.

                       RATIO OF EARNINGS TO FIXED CHARGES


     The ratio of earnings to fixed charges presented below should be read together with the financial statements and the notes accompanying them and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our Annual Report on Form 10-K for the fiscal year ended September 30, 2000, as amended, and in our Quarterly Report on Form 10-Q for the period ended June 30, 2001, in each case incorporated by reference in this prospectus.

     Our ratio of earnings to fixed charges for each of the periods indicated is as follows:


                                        Six Months     Three Months               Fiscal Year Ended September 30,
                                           Ended           Ended             ------------------------------------------
                                       June 30, 2001  December 31, 2000(1)    2000     1999     1998     1997     1996
                                       -------------  -------------------    ------   ------   ------   ------   ------

Ratio of earnings to fixed charges                                  1.01x    1.18x                      1.46x    1.14x

Deficiency of earnings to fixed
charges (in thousands)                    $40,532                                    $80,651   $4,528


(1) On January 22, 2001, we changed our fiscal year end from September 30 to December 31.

     The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, minority interest, extraordinary items and the cumulative effect of accounting change less equity in the income (losses) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs and the estimated interest component of rent expense and the preference securities dividend requirement of consolidated subsidiaries.

                          MARKET FOR OUR COMMON EQUITY

       The following table shows the high and low sale prices of our common stock as reported by the Nasdaq National Market or the New York Stock Exchange, as applicable (we relisted from the Nasdaq National Market to the New York Stock Exchange in January 2001), for the periods indicated.


                                                             High      Low
                                                            --------  -------
Fiscal 1999:
First Quarter............................................   $ 16.25   $ 2.50
Second Quarter...........................................   $ 33.22   $12.74
Third Quarter............................................   $ 72.25   $29.38
Fourth Quarter...........................................   $ 42.63   $21.31

Fiscal 2000:
First Quarter............................................   $ 40.00   $21.63
Second Quarter...........................................   $ 34.25   $19.19
Third Quarter............................................   $ 31.19   $13.13
Fourth Quarter...........................................   $ 20.19   $13.19

Transition Period:
Three Months Ended December 31, 2000.....................   $ 16.50   $ 6.66

Fiscal 2001:
First Quarter............................................   $ 15.38   $ 6.35
Second Quarter...........................................   $ 10.20   $ 5.32
Third Quarter (through September 19, 2001)...............   $  6.82   $ 4.79

                              DESCRIPTION OF NOTES

     We issued the notes under an indenture dated as of May 29, 2001, between us and The Bank of New York, as trustee, and an officers' certificate pursuant to Sections 2.1 and 2.2 of the indenture. We refer to the officers' certificate and the indenture, together, as the indenture. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement.

     The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these notes. Copies of the indenture, including the form of note, and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part.

     When we refer to "we", "us", "our" or "E*TRADE" in this section, we refer only to E*TRADE Group, Inc. and not its subsidiaries.

General

     The notes are our general unsecured obligations. Our payment obligations under the notes are subordinated to our senior indebtedness, if any, as described under the caption "-Subordination." The notes are convertible into common stock as described under the caption "-Conversion of Notes." The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The indenture does not limit the amount of debt securities, including the amount of notes, that we may issue.

     Unless we issue additional notes, as described below, the aggregate principal amount of the notes is $325,000,000. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on May 15, 2008 unless earlier converted, redeemed at our option or repurchased by us at your option upon a repurchase event.

     We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt (including senior indebtedness) or issuing or repurchasing our securities.

     You are not afforded protection in the event of a highly leveraged transaction, or a change in control of us under the indenture except to the extent described below under the caption "-Repurchase at Option of the Holder."

     The notes bear interest at the annual rate of 6.75%. We will pay interest on May 15 and November 15 of each year, beginning November 15, 2001, to record holders at the close of business on the preceding May 1 and November 1, as the case may be, except:

     o interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

     o if you convert your note into common stock during the period after any record date for the payment of interest but prior to the next interest payment date, one of the following will occur:

          - we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period;

          - we will not be required to pay interest on the interest payment date if the note is to be repurchased in connection with a repurchase event on a repurchase date that occurs during this period; or

          - if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "-Conversion of Notes."

     We will maintain an office in the Borough of Manhattan, the City of New York for the payment of interest, which shall initially be an office or agency of the trustee.

     We may pay interest either:

     o by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

     o    by transfer to an account maintained by you in the United States.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

     Holders are not required to pay a service charge for registration or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

     o any note for a period of 15 days before the mailing of the notice of redemption;

     o    any note or portion selected for redemption;

     o    any note or portion surrendered for conversion; or

     o any note or portion surrendered for repurchase but not withdrawn in connection with a repurchase event.

     We may from time to time, without notice to or the consent of the registered holders of the notes but subject to the consent of J.P. Morgan Securities Inc., issue additional notes of the same series ranking pari passu with the notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date of any additional notes or except for the first payment of interest following the issue date of any additional notes. Any additional notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

Conversion of Notes

     You may convert your note, in whole or in part, into our common stock at any time prior to maturity, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a repurchase event, you may convert your notes only if you withdraw your election. You may convert your notes in part so long as that part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the next interest payment date on the converted principal amount unless a default exists at the time of conversion.

     The initial conversion price for the notes is $10.925 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the market price of the common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

     To convert your note into common stock you must:

     o complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

     o    surrender the note to the conversion agent;

     o    if required, furnish appropriate endorsements and transfer documents;

     o    if required, pay all transfer or similar taxes; and

     o if required, pay funds equal to interest payable on the next interest payment date.

     Holders of notes held in book-entry form through DTC must follow DTC's customary practices. The date you comply with these requirements is the conversion date under the indenture. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares.

     If you deliver a note for conversion, you will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

     We will adjust the conversion price if the following events occur:

     (1) we issue common stock as a dividend or distribution on our common stock;

     (2) we issue to all holders of common stock specified rights or warrants to purchase our common stock, unless we elect to distribute or reserve for distribution these rights or warrants for distribution to the holder of the notes upon the conversion of the notes;

     (3)  we subdivide or combine our common stock;

     (4) we distribute to all common stock holders capital stock, evidences of indebtedness or assets, including securities but excluding:

          o    rights or warrants listed in (2) above;

          o    dividends or distributions listed in (1) above; and

          o    cash distributions listed in (5) below;

     (5) we make a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (B) any cash and the fair market value of other consideration payable in any tender offers by us or any of our subsidiaries for common stock within the preceding 12 months in respect for which we made no adjustment, exceeds 10% of our market capitalization, being the product of the then current market price of the common stock multiplied by the number of shares of our common stock then outstanding;

     (6) the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender office by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of the tender offer plus (B) the aggregate amount of any all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer, in each case, for which we have made no adjustment, exceeds 10% of our market capitalization on the expiration of the tender offer; and

     (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our Board of Directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

          o the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

          o the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

          However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of E*TRADE or a sale of all or substantially all of our assets.

     To the extent that E*TRADE has a shareowner rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

     If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon the reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

     We may, from time to time, reduce the conversion price for a period of at least 20 days if our Board of Directors has made a determination that this reduction would be in our best interests. Any determination by our Board of Directors will be conclusive. We would give holders at least 15 days' notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our Board of Directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Certain U.S. Federal Tax Considerations."

     You may in some situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock, in other situations requiring a conversion price adjustment or due to the non-occurrence of an adjustment. See "Certain U.S. Federal Tax Considerations."

     We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than 1% of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption

     The notes are not entitled to any sinking fund. At any time on or after May 20, 2004, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

         Redemption Period                                   Redemption Price
         -----------------                                   ----------------
Beginning on May 20, 2004 and ending on May 14, 2005....         103.3750%
Beginning on May 15, 2005 and ending on May 14, 2006....         102.5313%

         Redemption Period                                   Redemption Price
         -----------------                                   ----------------
Beginning on May 15, 2006 and ending on May 14, 2007....         101.6875%
Beginning on May 15, 2007 and ending on May 14, 2008....         100.8438%

     In each case, we will pay accrued but unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

     We may not redeem the notes if we have failed to pay any interest or premium on the notes and this failure to pay is continuing. We will issue a press release if we redeem the notes.

Repurchase at Option of the Holder

     If a repurchase event occurs prior to May 15, 2008, you will have the right to require us to repurchase all of your notes previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on a repurchase date that is no earlier than 30 days and no later than 45 days after the date of our notice of the repurchase event.

     We shall repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date. Instead of paying the repurchase price in cash, we may pay the repurchase price in common stock. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sale prices of our common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

     We will mail to all record holders a notice of the repurchase event within 30 days after the occurrence of the repurchase event. The notice must describe the repurchase event, your right to elect repurchase of the notes and the repurchase date. We are also required to deliver to the trustee a copy of the repurchase event notice. If you elect to exercise your repurchase right, you must deliver to us or our designated agent, on or before the 30th day after the date of our repurchase event notice, written notice of your exercise of your repurchase right, together with any notes to be repurchased, duly endorsed for transfer. Following the repurchase date we will pay promptly the repurchase price for notes surrendered for redemption.

     A repurchase event will be considered to have occurred if:

     o our common stock or other common stock into which the notes are convertible is neither listed for trading on an United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States, or

     o    one of the following "change in control" events occurs:

          - any person or group is a beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

          - our stockholders approve any plan or proposal for our liquidation, dissolution or winding up;

          - we consolidate with or merge into any other corporation or any other corporation merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities unless our stockholders immediately before the transaction own, directly or indirectly, immediately following the transaction at least 51% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction;

          - we convey, transfer or lease all or substantially all of our assets to any person; or

          - the continuing directors do not constitute a majority of our Board of Directors at any time.

     However, a change in control will not be deemed to have occurred if:

     o the last sale price of our common stock for any 5 trading days during the 10 trading days immediately before the change in control is equal to at least 105% of the conversion price, or

     o all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the notes become convertible solely into that common stock.

     The term "continuing director" means at any date a member of our Board of
Directors:

     o    who was a member of our Board of Directors on March 31, 2001; or

     o    who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our Board of Directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

     Under the above definition of continuing directors, if the current Board of Directors approve a new director or directors and then resigned, no change in control would occur, even though the current director would then cease to be a director. The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at the time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a repurchase event.

     These repurchase rights could discourage a potential acquiror of E*TRADE. However, this repurchase feature is not the result of management's knowledge of any specific effort to obtain control of E*TRADE by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "repurchase event" is limited to specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the notes upon a repurchase event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving E*TRADE.

     We may be unable to repurchase the notes in the event of a repurchase event. If a repurchase event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. In addition, a repurchase event could result in an event of default under loan agreements we may enter into in the future. Our loan agreements could also prohibit, in some situations, redemptions of the notes. Any future credit facilities or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes.

Subordination

     Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

     In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the notes are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the notes in specified events. These events include:

     o any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings which concern us or a substantial part of our property,

     o a default having occurred in the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness, which has continued beyond the grace period, if any, provided for in the instrument evidencing the senior indebtedness, and which has not been cured or waived or ceased to exist, or

     o any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both, and we and the trustee receive written notice, known as a payment blockage notice, from a person permitted to give this notice under the instrument evidencing the senior indebtedness, which has continued beyond the grace period, if any, provided for in the instrument evidencing the senior indebtedness, and which has not been cured or waived or ceased to exist.

     In the case of a default in payment on any senior indebtedness, we may resume payments and distributions on the notes upon the date on which the default is cured or waived or ceases to exist. In the case of any other default described above, we may resume payments and distributions on the notes on the earlier of:

     o the date on which the default is cured or waived or ceases to exist or

     o    179 days after receipt of the payment blockage notice.

     No new period of payment blockage for a nonpayment default may be commenced unless:

     o 365 days have elapsed since our receipt of the prior payment blockage notice; and

     o all scheduled payments on the notes have been paid in full, and the trustee or the holders of notes shall not have begun proceedings to enforce the right of the holders to receive payments.

     No default that existed on any senior indebtedness on the date of delivery of any payment blockage notice may be the basis for a subsequent payment blockage notice.

     The term "senior indebtedness" means the principal, premium, if any, and interest on and any other payments due pursuant to any of the following, whether outstanding as of the date of the indenture or incurred or created thereafter:

     o all of our indebtedness for money borrowed (including any indebtedness secured by a mortgage, conditional sales contract or other lien which is given the vender or another party to secure all or part of the purchase price of the property subject to the lien, or which lien is existing on the property at the time of the acquisition of the property),

     o all of our indebtedness evidenced by notes, debentures, bonds or other securities sold by us for money,

     o all of our lease obligations which are capitalized on our books in accordance with generally accepted accounting principles,

     o all indebtedness of others or lease obligations of the kind described above assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, contingent or otherwise, and

     o all renewals, extensions or refundings of indebtedness of the kind described above and all renewals or extensions of lease obligations of the kind described above.

     However, "senior indebtedness" does not include:

     o    the notes and our 6% convertible subordinated notes due 2007,

     o any other obligations of the kind described above that expressly provide that they are subordinated to or not superior in right of payment to the notes and

     o    indebtedness owed to any of our majority-owned subsidiaries.

     If the trustee or any holder of notes receives any payment or distribution of our assets of any kind on the notes in contravention of any of the terms of the indenture, then the payment or distribution will be held by the recipient in trust for the benefit of the holders of senior indebtedness, and will be immediately paid or delivered to the holders of senior indebtedness or their representative or representatives.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

     The notes are obligations exclusively of E*TRADE. As a result, our cash flow and our ability to service our indebtedness, including the notes, is partially dependent upon the earnings of our subsidiaries. In addition, we are partially dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, right to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.


     We are not restricted by the indenture from incurring additional debt, including senior indebtedness, under the indenture. As of June 30, 2001, we had approximately $607.0 million of senior indebtedness outstanding. As of June 30, 2001, our subsidiaries had outstanding liabilities of $16.4 billion (excluding liabilities that would not appear on a consolidated balance sheet of any subsidiary and intercompany liabilities). Of this amount, $4.3 billion are securities-related borrowings by our broker-dealer subsidiaries in the ordinary course of business. Our banking subsidiary had $11.9 billion of outstanding liabilities, consisting of customer deposits of $7.7 billion, borrowings by E*TRADE Bank and its subsidiaries of $3.8 billion, our outstanding trust preferred securities of $31 million, and trade payables and other liabilities in the amount of $365 million. The remaining balance of $200 million consists of trade payables and other liabilities of our subsidiaries not mentioned above.


Events of Default

     Each of the following constitutes an event of default under the indenture:


     (1) default in paying interest on the notes when it becomes due and the default continues for a period of 30 days or more, whether or not prohibited by the subordination provisions of the indenture,

     (2) default in paying principal, or premium, if any, on the notes when due, whether or not prohibited by the subordination provisions of the indenture,

     (3) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 60 days or more after written notice has been given to us by the trustee, or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes,

     (4) we fail or any of our significant subsidiaries fails to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $75,000,000 in the aggregate for all such indebtedness, and this amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture,

     (5) a default by us or any of our significant subsidiaries on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $75,000,000 in the aggregate for all such indebtedness, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the indenture, or

     (6) the occurrence of events of bankruptcy, insolvency or similar proceedings with respect to us or any of our significant subsidiaries.

     For purposes of the above, "significant subsidiary" has the meaning given to that term in rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, except that references to income from continuing operations are changed to revenues.

     If an event of default, other than an event of default described in clause
(6) above with respect to us, occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding notes may, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding notes will, by written notice require immediate repayment of the entire principal amount of the outstanding notes, together with all accrued and unpaid interest and premium, if any. If any event of default described in clause (6) above occurs with respect to us, the principal amount of all the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above under "-Subordination."

     After a declaration of acceleration described above, the holders of a majority in principal amount of outstanding notes may, under conditions set forth in the indenture, rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the notes that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding notes also have the right to waive past defaults, except a default in paying principal, premium or interest on any outstanding note, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the notes.

     Holders of at least 25% in principal amount of the outstanding notes may seek to institute a proceeding only after they have made written request and offered indemnity reasonably satisfactory to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding notes. These limitations do not apply, however, to a suit instituted by a holder of a note for the enforcement of the payment of principal, interest or any premium on or after the due dates for payment.

     During the existence of an event of default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person's own affairs. If an event of default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee indemnity reasonably satisfactory to the trustee. Subject to limited exceptions, the holders of a majority in principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

     The trustee will, within 90 days after any default occurs, give notice of the default to the holders of the notes, unless the default was already cured or waived. However, unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

     We are required to furnish to each trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Modification and Waiver

     The indenture may be amended or modified without the consent of any holder in order to:

     o    cure ambiguities, defects or inconsistencies,

     o provide for the assumption of our obligations in the case of a merger or consolidation of us,

     o make any change that would provide any additional rights or benefits to the holders,

     o    secure the notes,

     o evidence and provide for the acceptance of appointment under the indenture by a successor trustee, or

     o make any change that does not adversely affect the rights of any holder.

     Other amendments and modifications of the indenture or the notes issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding notes. However, no modification or amendment may, without the consent of the holder of each outstanding note affected:

     o reduce the principal amount, or change the fixed maturity, of the notes, or alter or waive the redemption provisions of the notes,

     o reduce the percentage in principal amount outstanding of notes which must consent to an amendment, supplement or waiver or consent to take any action,

     o impair the right to institute suit for the enforcement of any payment on the notes,

     o    change the currency in which any note is payable,

     o    adversely modify the right to convert the notes,

     o    adversely modify the subordination provisions of the notes,

     o    waive a payment default with respect to the notes, or

     o reduce the interest rate or extend the time for payment of interest on the notes.

Consolidation, Merger or Sale of Assets

     We will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our properties and assets to any person or persons in a single transaction or series of transactions, unless:

     o we shall be the continuing person or the resulting, surviving or transferee person (the "surviving entity") is a corporation or limited liability company organized and existing under the laws of the United States or any State or the District of Columbia,

     o the surviving entity will expressly assume all of our obligations under the notes and the indenture, and will execute a supplemental indenture which will be delivered to the trustees and will be in form and substance reasonably satisfactory to the trustees,

     o immediately after giving effect to the transaction, no default has occurred and is continuing, and

     o we or the surviving entity will have delivered to the trustee an opinion of counsel stating that the transaction or series of transactions and the supplemental indenture, if any, complies with the applicable provisions of the indenture.

     If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our assets occurs in accordance with the indenture, the successor corporation will succeed to, and be substituted for, and may exercise every right and power we have under the indenture with the same effect as if the successor corporation had been named as E*TRADE. Except for any lease, we will be discharged from all obligations and covenants under the indenture and the notes.

Satisfaction, Discharge and Covenant Defeasance

     We   may terminate our obligations under the indenture, when:

     o    either:

          - all notes that have been authenticated and delivered have been delivered to the trustee for cancellation, or

          - all the notes that have not been delivered to the trustee for cancellation will become due and payable within one year or will be redeemable within one year and we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the notes to pay principal, interest and any premium, referred to in this prospectus as a "discharge",

     o we have paid or caused to be paid all other sums then due and payable under the indenture, and

     o we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

     We may elect to have our obligations under the indenture discharged with respect to the outstanding notes, referred to in this prospectus as "legal defeasance." Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

     o the rights of holders of the notes to receive principal, interest and any premium when due,

     o our obligations with respect to the notes concerning issuing temporary notes, registration of transfer of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment of security payments held in trust,

     o    the rights, powers, trusts, duties and immunities of the trustee, and

     o    the defeasance provisions of the indenture.

         In addition, we may elect to have our obligations released with respect to most covenants in the indenture, referred to in this prospectus as "covenant defeasance." Any omission to comply with those covenants thereafter will not constitute a default or an event of default with respect to the notes. If covenant defeasance occurs, some events, not including non-payment, bankruptcy and insolvency events, described under "-Events of Default" will no longer constitute an event of default.

     In order to exercise either legal defeasance or covenant defeasance with respect to outstanding notes:

     o we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the notes:

          -    money in an amount,

          -    U.S. government obligations, or

          -    a combination of money and U.S. government obligations,

          in each case sufficient without reinvestment, in the written opinion of an internationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity or if we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense on the redemption date,

     o in the case of legal defeasance, we must have delivered to the trustee an opinion of counsel stating that, based upon a ruling from the Internal Revenue Service or a change in U.S. federal income tax law occurring after the issue date of the notes, the holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur,

     o in the case of covenant defeasance, we must have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur,

     o no default with respect to the outstanding notes may have occurred and be continuing at the time of the deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency may have occurred and be continuing at any time on or before the 91st day after the date of the deposit, it being understood that this condition is not deemed satisfied until after the 91st day,

     o we must deliver to the trustee an opinion of counsel to the effect that

          (1) the trust funds will not be subject to any rights of holders of senior indebtedness, and

          (2) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally,

     o the legal defeasance or covenant defeasance must not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all notes were in default within the meaning of the Trust Indenture Act,

     o the legal defeasance or covenant defeasance must not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party,

     o the legal defeasance or covenant defeasance must not result in the trust arising from the deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under the Investment Company Act of 1940 or exempt from registration, and

     o we must have delivered to the trustee an officers' certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with.

Governing Law

     The laws of the State of New York govern the indenture and the notes.

Information Concerning the Trustee

     The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Book-Entry System

     We initially issued the notes in the form of a global security issued in reliance on Rule 144A. Upon the issuance of the global security, DTC (referred to as the depository) or its nominee credited the accounts of persons holding through it with the respective principal amounts of the notes represented by the global security. Ownership of beneficial interests in a global security is limited to persons that have accounts with the depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global security is shown on, and the transfer of that ownership interest is effected only through, records maintained by the depository for the global security. Ownership of beneficial interests in the global security by persons that hold through participants is shown on, and the transfer of that ownership interests through the participant is effected only through, records maintained by the participant. The foregoing may impair the ability to transfer beneficial interests in a global security.

     We will make payment of principal, premium, if any, and interest on notes represented by any the global security to the depository or its nominee, as the case may be, as the sole holder of the notes represented thereby for all purposes under the indenture. None of E*TRADE, the trustee or the initial purchaser, or any agent of E*TRADE, the trustee or the initial purchaser, will have any responsibility or liability for any aspect of the depository's records relating to or payments made on account of beneficial ownership interests in a global security representing any notes or for maintaining, supervising or reviewing any of the depository's records relating to the beneficial ownership interests.

     We have been advised by the depository that, upon receipt of any payment of principal, premium, if any, or interest on any global security, the depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. Payments by participants to owners of beneficial interests in a global security held through the participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of the participants.

     A global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any the nominee to a successor of the depository or a nominee of the successor. If the depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us or the depository within 90 days, we will issue notes in definitive form in exchange for the global security. In either instance, an owner of a beneficial interest in the global security will be entitled to have notes equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of the notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. We will pay principal, premium, if any, and interest on the notes and the notes may be presented for registration of transfer or exchange, at the offices of the trustee.

     So long as the depository for a global security, or its nominee, is the registered owner of the global security, the depository or the nominee, as the case may be, will be considered the sole holder of the notes represented by the global security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Beneficial interests in notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the depository and its participants. The depository has nominated Cede & Co. as the nominee. Except as provided above, owners of beneficial interests in a global security will not be entitled to have the notes represented by the global security registered in their name, will not be entitled to receive physical delivery of certificated notes and will not be considered the holders thereof for any purposes under the indenture. Accordingly any person owning a beneficial interest in a global security must rely on the procedures of the depository, and, if any such person is not a participant, on the procedures the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that the depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depository would authorize the participants holding the relevant beneficial interest to give or take the action and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will send any redemption notices to Cede & Co. We understand that if less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

     We also understand that neither DTC nor Cede & Co. may consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     A person having a beneficial interest in notes represented by the global security may be unable to pledge an interest to persons or entities that do not participate in the DTC system, or to take other actions in respect that interest, because that beneficial interest is not represented by a physical certificate.

     The depository has advised us that the depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in the securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depository's participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and other organizations, some of whom (and/or their representatives) own the depository. Access to the depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

     The following discussion is the opinion of Davis Polk & Wardwell. It describes the material United States federal income tax consequences of ownership and disposition of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock.

     This discussion applies only to holders of Notes that hold the Notes as capital assets and does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as:

     o    certain financial institutions;

     o    insurance companies;

     o    dealers in securities or foreign currencies;

     o    persons holding notes as part of a hedge;

     o    United States Holders whose functional currency is not the U.S.
          dollar;

     o partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

     o    persons subject to the alternative minimum tax.

     If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes or common stock should consult their tax advisers.

     This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction. Persons considering the purchase of a note should consult their own tax advisors as to the particular tax consequences to them of acquiring, holding, converting or otherwise disposing of the notes and common stock, including the effect and applicability of state, local or foreign tax laws.

     Tax Consequences to U.S. Holders

     For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of a note or common stock that is for U.S. federal income tax purposes:

     o    a citizen or resident of the United States,

     o a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof, or

     o an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

     Interest on Notes. Interest paid on a note will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for federal income tax purposes.

     Market Discount. If a U.S. Holder purchases a note for an amount that is less than its principal amount, the amount of the difference between the purchase price and the note's principal amount will be treated as market discount for U.S. federal income tax purposes unless this difference is less than a specified de minimis amount.

     A United States Holder will be required to treat any principal payment on a note, or any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the market discount accrued on the note at the time of payment or disposition unless this market discount has been previously included in income by the holder pursuant to an election by the holder to include market discount in income as it accrues. If the note is disposed of in certain nontaxable transactions, accrued market discount will be includible as ordinary income to the holder as if the holder had sold the note at its then fair market value. In addition, the holder may be required to defer, until maturity of the note or its earlier disposition, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the note.

     Amortizable Bond Premium. If a U.S. Holder's tax basis in a note immediately after the purchase of the note is greater than the amount payable at maturity (or the amount payable at an earlier redemption date if a smaller bond premium results), the holder will be considered to have purchased the note with amortizable bond premium. The holder may elect to amortize this premium, using a constant yield method, over the remaining term of the note. For this purpose only, a holder's tax basis in a note is reduced by an amount equal to the value of the option to convert the note into our common stock. The value of this conversion option may be determined under any reasonable method. A holder that elects to amortize bond premium must reduce its tax basis on the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable obligations owned by the holder at the beginning of the first taxable year to which the election applies and all obligations thereafter acquired by the holder and may be revoked only with the consent of the IRS.

     Sale, Exchange, Redemption or Retirement of Notes. Upon the sale, exchange, redemption or retirement of a note (other than a conversion into, or repurchase for, common stock), a U.S. Holder will recognize taxable gain or loss equal to the difference between such holder's adjusted tax basis in the note and the amount realized on the sale, exchange, redemption or retirement (except any portion that represents interest not previously included in income which will be taxed as ordinary income). A U.S. Holder's adjusted tax basis in a note will generally equal the cost of the note to such holder increased by the amounts of any market discount previously included in income by the holder and reduced by any bond premium amortized by the holder.

     Gain on the sale, exchange or retirement of a note will be ordinary income to the extent of any market discount not previously included in the holder's taxable income. Otherwise, gain or loss realized on the sale, exchange or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held by the holder for more than one year. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their notes for more than one year) and losses (the deductibility of which is subject to limitations).

     Conversion into, or Repurchase for, Common Stock. In general, a U.S. Holder of notes will not recognize gain or loss on the conversion of a note into, or a repurchase of a note for, common stock, except for

     o common stock you receive with respect to accrued interest (the fair market value of which will be taxed as interest as described under "Interest on Notes" above), or

     o    any cash you receive instead of a fractional share of common stock.

     The receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. Holder's tax basis in the fractional share interest), the taxation of which is described above in "- Sale, Exchange, Redemption or Retirement of Notes." A U.S. Holder's basis in the common stock received on conversion or repurchase of a note will be the same as the U.S. Holder's basis in the note at the time of conversion, increased by the amount of income, if any, recognized with respect to accrued interest, and reduced by any tax basis allocable to a fractional share. The holding period for the common stock received on conversion will include the holding period of the note converted, except that the holding period of the common stock allocable to accrued interest will commence on the day after conversion.

     Ownership and Disposition of Common Stock. Dividends, if any, paid on the common stock generally will be includible in the income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits. Upon the sale or exchange of common stock, except as described above under "Market Discount", a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their common stock for more than one year) and losses (the deductibility of which is subject to limitations).

     Adjustment of Conversion Price. If at any time we make a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or our assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion price for the notes is decreased, such decrease may be deemed to be the payment of a taxable dividend to U.S. Holders of notes. If the conversion price is decreased at our discretion or in certain other circumstances, such decrease also may be deemed to be the payment of a taxable dividend to U.S. Holders of notes. Moreover, in certain other circumstances, the absence of such an adjustment to the conversion price for the notes may result in a taxable dividend to the holders of common stock.

     Backup Withholding and Information Reporting. Information returns may be filed with the IRS in connection with payments on the notes or common stock and the proceeds from a sale or other disposition of the notes or common stock. A U.S. Holder will be subject to United States backup withholding tax on these payments if the holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

     Tax Consequences to Non-U.S. Holders

     For purposes of this discussion, the term "Non-U.S. Holder" means a beneficial owner of a note or common stock that is, for United States federal income tax purposes:

     o    a nonresident alien individual,

     o    a foreign corporation, or

     o    a nonresident alien fiduciary of a foreign estate or trust.

     Interest on Notes. Payments on a note by us or any paying agent to a Non-U.S. Holder of a note will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest,

     o the Non-U.S. Holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of our capital stock,

     o the Non-U.S. Holder is not a controlled foreign corporation related to us through stock ownership, and

     o    either

          o the beneficial owner of the note certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. person and provides its name and address on IRS Form W-8BEN (or a suitable substitute form), or

          o a financial institution that holds customers' securities in the ordinary course of its trade or business certifies under penalties of perjury that it (or a financial institution between it and the beneficial owner) has received an IRS Form W-8BEN from the beneficial owner and furnishes a copy of the form to the payer.

     If these requirements are not satisfied, a 30 percent withholding tax will apply to interest payments on the notes, unless the interest is effectively connected with a U.S. trade or business, or an applicable treaty provides for a lower rate of, or exemption from, withholding tax.

     Sale, Exchange or Redemption of Notes or Shares of Common Stock. In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of notes or shares of common stock received in exchange therefor, unless the gain is effectively connected with the conduct by the holder of a trade or business in the United States. Non-U.S. Holders who are individuals and are present in the United States for 183 days or more in the taxable year of disposition but are not otherwise residents of the United States for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or redemption of notes or common stock.

     Conversion into Common Stock. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of common stock. However, to the extent a Non-U.S. Holder receives cash in lieu of a fractional share upon conversion, any gain upon the receipt of cash would be subject to the rules described above regarding the sale or exchange of common shares.

     Dividends on Shares of Common Stock. In general, any dividend paid, or deemed paid, on common stock (including a deemed distribution on the notes described above under "Tax Consequences to U.S. Holders- Adjustment of Conversion Price") to a Non-U.S. Holder will be subject to U.S. federal income tax withholding at a rate of 30 percent, unless a lower rate is provided by an applicable tax treaty or the distribution is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. For either of these exceptions to apply, the Non-U.S. Holder may be required to provide a properly executed certificate claiming the benefit of a treaty or exemption.

     Backup Withholding and Information Reporting. Information returns may be filed with the IRS in connection with payments on the notes or common stock and the proceeds from a sale or other disposition of the notes or common stock. A Non-U.S. Holder may be subject to United States backup withholding tax on these payments unless it complies with certification procedures to establish that it is not a United States person. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     We are registering for resale the notes and the shares of common stock issuable upon conversion of the notes on behalf of current securityholders, a list of whom is set forth in this prospectus under "Selling Securityholders," or pledgees, donees, transferees or other successors in interest that receive those shares as a gift, partnership distribution or other non-sale related transfer, referred to in this prospectus as the selling securityholders. We will receive no proceeds from this offering.

     The selling securityholders may sell the notes or shares of common stock issuable upon conversion of the notes from time to time as follows (if at all):

     o    to or through underwriters, brokers or dealers;

     o    directly to one or more other purchasers;

     o    through agents on a best-efforts basis; or

     o    otherwise through a combination of any of these methods of sale.

     If a selling securityholder sells notes or shares of common stock issuable upon conversion of the notes through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder and/or the purchasers of the notes or shares of common stock issuable upon conversion of the notes.

     The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time:

     o in one or more transactions at a fixed price or prices, which may be changed;

     o    at market prices prevailing at the time of sale;

     o    at prices related to prevailing market prices;

     o    at varying prices determined at the time of sale; or

     o    at negotiated prices.

     These sales may be effected in transactions:

     o on any national securities exchange or quotation service on which the notes or our common stock may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

     o in transactions otherwise than on exchanges or services or in the over-the-counter market;

     o    through the writing of options; or

     o    through other types of transactions.

     In connection with sales of the notes or common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the notes or common stock issuable upon conversion of the notes in the course of hedging the positions they assume. The selling securityholders may pledge or grant a security interest in some or all of the notes or common stock issuable upon conversion of the notes and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or common stock issuable upon conversion of the notes from time to time pursuant to this prospectus. The selling securityholders also may transfer and donate notes or shares of common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus. The selling securityholders may sell short our common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover short sales. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.


     Our common stock trades on the Nasdaq National Market under the symbol "ET". We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors--Risks Relating to Owning the Notes--A public market may not develop for the notes."


     At the time a particular offering of notes or shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

     Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.


     In the event of an underwritten offering of the securities offering hereby, underwriting discounts and commissions received by any NASD member or independent broker-dealer on securities sold in the initial distribution will not exceed 8% of the offering proceeds.


     The selling securityholders will be responsible for any fees, disbursements and expenses of any counsel for the selling securityholders. All other expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of our counsel will be borne by us. Commissions and discounts, if any, attributable to the sales of the notes and shares of common stock will be borne by the selling securityholders. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the notes and shares of common stock against certain liabilities, including liabilities arising under the Securities Act.


     Because we are an affiliate of E*TRADE Securities, sales of registrable securities under the registration statement of which this prospectus forms a part may be subject to the applicable provisions of Rule 2720 of the National Association of Securities Dealers Rules of Conduct. Because E*TRADE Securities will not underwrite, participate as a member of any underwriting syndicate or selling group, or otherwise assist in the distribution of the registrable securities, no "qualified independent underwriter" will be appointed.


     We and the selling securityholders will be indemnified by the other against liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have undertaken to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (1) two years after the latest date of original issue of the notes, (2) the date when all registrable securities shall have been registered under the Securities Act and disposed of, (3) the date on which all registrable securities are sold to the public pursuant to Rule 144 under the Securities Act and (4) the date on which all registrable securities cease to be outstanding. After this period, if we choose not to maintain the effectiveness of the registration statement of which this prospectus constitutes a part, the securities offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act.

                            SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in May 2001. Selling securityholders may from time to time offer and sell any or all of the notes and/or shares of common stock issuable upon conversion of the notes pursuant to this prospectus.


         The following table contains information furnished to us by selling securityholders as of September 18, 2001, with respect to the selling securityholders and the principal amount of notes and shares of common stock issuable upon conversion of the notes beneficially owned by each selling securityholder that may be offered using this prospectus.

                                                                                             Number of    Number of
                                                          Principal                          Shares of    Shares of   Percentage
                                             Principal    Amount     Percentage Number of    Common        Common      of Common
                                Principal    Amount of    of Notes   of Notes   Shares of    Stock          Stock        Stock
                                Amount of      Notes      Owned      Owned      Common       Registered     Owned        Owned
                                Notes        Registered   After      After      Stock        for Sale       After        After
                               Beneficially   for Sale    Offering   Offering   Beneficially Hereby       Offering     Offering
Name of Selling Securityholder    Owned        Hereby        (1)        (1)      Owned (2)     (1)(2)      (1)(2)      (1)(2)(3)
------------------------------ ------------  ----------  ----------  ----------  ----------- ----------   ----------   ----------
AAM/Zazove Institutional Fund
L.P.                           $ 1,200,000  $ 1,200,000      --          *         109,840     109,840       --            *
ALPHA U.S. Sub Fund VIII, LLC      880,000      880,000      --          *          80,549      80,549       --            *
Alta Partners Holdings, LDC      2,000,000    2,000,000      --          *         183,066     183,066       --            *
Arbitex Master Fund L.P.         2,000,000    2,000,000      --          *         183,066     183,066       --            *
Argent Classic Convertible
Arbitrage Fund (Bermuda) Ltd.    7,000,000    7,000,000      --          *         640,732     640,732       --            *
Argent Classic Convertible
Arbitrage Fund L.P.              1,000,000    1,000,000      --          *          91,533      91,533       --            *
Aristeia International,
Limited                          2,160,000    2,160,000      --          *         197,712     197,712       --            *
Aristeia Partners, L.P.            840,000      840,000      --          *          76,888      76,888       --            *
Bank Austria Cayman Island,
LTD                              1,000,000    1,000,000      --          *          91,533      91,533       --            *
BankAmerica Pension Plan         3,000,000    3,000,000      --          *         274,600     274,600       --            *
BNP Paribas Equity
Strategies, SNC                 17,619,000   17,619,000      --          *       1,612,723   1,612,723       --            *
CALAMOS Market Neutral Fund -
CALAMOS Investment Trust         5,600,000    5,600,000      --          *         512,586     512,586       --            *
CFFX, LLC                        2,500,000    2,500,000      --          *         228,833     228,833       --            *
Circlet (IMA) Limited            2,000,000    2,000,000      --          *         183,066     183,066       --            *
Consulting Group Capital
Markets Funds                      400,000      400,000      --          *          36,613      36,613       --            *
Cooper Neff Convertible
Strategies Fund, L.P.            2,877,000    2,877,000      --          *         263,341     263,341       --            *
CSFB Convertible &
Quantitative Strategies
Master Fund Limited              2,600,000    2,600,000      --          *         237,986     237,986       --            *

                                                                                             Number of    Number of
                                                          Principal                          Shares of    Shares of   Percentage
                                             Principal    Amount     Percentage Number of    Common        Common      of Common
                                Principal    Amount of    of Notes   of Notes   Shares of    Stock          Stock        Stock
                                Amount of      Notes      Owned      Owned      Common       Registered     Owned        Owned
                                Notes        Registered   After      After      Stock        for Sale       After        After
                               Beneficially   for Sale    Offering   Offering   Beneficially Hereby       Offering     Offering
Name of Selling Securityholder    Owned        Hereby        (1)        (1)      Owned (2)     (1)(2)      (1)(2)      (1)(2)(3)
------------------------------ ------------  ----------  ----------  ----------  ----------- ----------   ----------   ----------
Deep Rock & Co.                  2,000,000    2,000,000      --          *         183,066     183,066       --            *
Deephaven Domestic
Convertible Trading Ltd.        13,920,000   13,920,000      --          *       1,274,142   1,274,142       --            *
Deutsche Banc Alex Brown Inc.   14,000,000   14,000,000      --          *       1,281,465   1,281,465       --            *
Duckbill & Co.                   1,500,000    1,500,000      --          *         137,300     137,300       --            *
General Motors Welfare
Benefit Trust (VEBA)             2,000,000    2,000,000      --          *         183,066     183,066       --            *
GM Employees Global Grp Pen
Tr (Abs Return Portfolio)        1,500,000    1,500,000      --          *         137,300     137,300       --            *
Goldman Sachs & Company          1,550,000    1,550,000      --          *         141,876     141,876       --            *
Grace Brothers Ltd.              1,000,000    1,000,000      --          *          91,533      91,533       --            *
HFR Zazove Foster Trust            300,000      300,000      --          *          27,460      27,460       --            *
Highbridge International LLC    29,000,000   29,000,000      --          *       2,654,462   2,654,462       --            *
J.P. Morgan Securities Inc.        670,000      670,000      --          *          61,327      61,327       --            *
JMG Capital Partners, LP         2,500,000    2,500,000      --          *         228,833     228,833       --            *
JMG Triton Offshore FD LTD       5,000,000    5,000,000      --          *         457,666     457,666       --            *
Leonardo, L.P.                  19,500,000   19,500,000      --          *       1,784,897   1,784,897       --            *
Lumber Industries, Inc.            500,000      500,000      --          *          45,767      45,767       --            *
Pacific Life Insurance Company   1,000,000    1,000,000      --          *          91,533      91,533       --            *
Peoples Benefit Life
Insurance Company Teamsters      5,000,000    5,000,000      --          *         457,666     457,666       --            *
R2 Investments, LDC             54,000,000   54,000,000      --          *       4,942,792   4,942,792       --            *
RCG Latitude Master Fund         1,500,000    1,500,000      --          *         137,300     137,300       --            *
Retail Clerks Pension Trust      2,000,000    2,000,000      --          *         183,066     183,066       --            *
Retail Clerks Pension Trust #2   1,500,000    1,500,000      --          *         137,300     137,300       --            *
Robertson Stephens              30,000,000   30,000,000      --          *       2,745,995   2,745,995       --            *
Sagamore Hill Hub Fund Ltd.      5,000,000    5,000,000      --          *         457,666     457,666       --            *
Sage Capital                     2,000,000    2,000,000      --          *         183,066     183,066       --            *
San Diego County Employees
Retirement Association           2,200,000    2,200,000      --          *         201,373     201,373       --            *
St. Albans Partners Ltd.         5,100,000    5,100,000      --          *         466,819     466,819       --            *
Sturgeon Limited                   504,000      504,000      --          *          46,133      46,133       --            *
Susquehanna Capital Group        2,000,000    2,000,000      --          *         183,066     183,066       --            *
TCW Group, Inc.                  7,105,000    7,105,000      --          *         650,343     650,343       --            *
TQA Master Fund, Ltd.            2,000,000    2,000,000      --          *         183,066     183,066       --            *

                                                                                             Number of    Number of
                                                          Principal                          Shares of    Shares of   Percentage
                                             Principal    Amount     Percentage Number of    Common        Common      of Common
                                Principal    Amount of    of Notes   of Notes   Shares of    Stock          Stock        Stock
                                Amount of      Notes      Owned      Owned      Common       Registered     Owned        Owned
                                Notes        Registered   After      After      Stock        for Sale       After        After
                               Beneficially   for Sale    Offering   Offering   Beneficially Hereby       Offering     Offering
Name of Selling Securityholder    Owned        Hereby        (1)        (1)      Owned (2)     (1)(2)      (1)(2)      (1)(2)(3)
------------------------------ ------------  ----------  ----------  ----------  ----------- ----------   ----------   ----------
TQA Master Plus Fund, Ltd.       2,000,000    2,000,000      --          *         183,066     183,066        --            *
Tribeca Investment, LLC         27,000,000   27,000,000      --          *       2,471,396   2,471,396        --            *
Yield Strategies Fund I, LP      5,000,000    5,000,000      --          *         457,666     457,666        --            *
Zazove Hedged Convertible
Fund L.P.                        1,800,000    1,800,000      --          *         164,760     164,760        --            *
Zurich Institutional
Benchmarks Foster Fund Ltd.      1,100,000    1,100,000      --          *         100,686     100,686        --            *
Other holders of notes or
future transferees, pledgees,
donees or successors of any
holders(4)                      17,575,000   17,575,000      --          *       1,608,699   1,608,699        --            *

*    Less than 1%.

(1)  Assumes the sale of all the notes and shares offered hereby.

(2) Assumes conversion of all of the holder's notes at the initial conversion price of $10.925 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes--Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 339,117,637 shares of common stock outstanding as of August 6, 2001 and 2,261,624 shares issued by EGI Canada Corporation, exchangeable on a one-for-one basis for E*TRADE common stock, outstanding as of August 6, 2001. In calculating this amount, we also treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes owned after the offering. However, we did not assume the conversion of any other holder's notes.

(4) Information about other selling securityholders will be set forth in prospectus supplements, if required. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.


     We prepared this table based on the information supplied to us by the selling securityholders named in the table and we have not sought to verify this information. None of the selling securityholders has held any position or office with us or had a material relationship with us within the past three years other than as a result of the ownership of the notes or other of our securities.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements or amendments to this prospectus if and when necessary.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act file reports, proxy statements, information statements and other information with the Securities and Exchange Commission, referred to in this prospectus as the Commission. Reports, proxy statements and other information filed by us may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain information about the operation of these public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus, referred to in this prospectus, together with all amendments and exhibits thereto, as the registration statement. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding us and the shares of common stock offered by this prospectus, reference is hereby made to the registration statement and to the exhibits and schedules filed with the registration statement. The registration statement, including the exhibits and schedules filed with the registration statement, may be inspected at the public reference facilities maintained by the Commission at Room 450, Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part may be obtained from that office upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-11921) pursuant to the Exchange Act are incorporated herein by reference:


     1. Our Annual Report on Form 10-K for the year ended September 30, 2000, filed on November 9, 2000, as amended;

     2.   Our Amendment No. 1 on Form 10-Q/A for the period ended June 30,
          2000;

     3. Our Transition Report on Form 10-QT for the period ended December 31, 2000;

     4.   Our Quarterly Report on Form 10-Q for the period ended March 31,
          2001;

     5.   Our Quarterly Report on Form 10-Q for the period ended June 30, 2001;

     6. Our Current Reports on Form 8-K, filed on January 19, 2001, as amended; January 25, 2001; May 21, 2001; May 22, 2001; June 15, 2001;
          July 10, 2001; July 24, 2001; and September 19, 2001;

     7. The description of our common stock, $0.01 par value per share, and associated rights, contained in our registration statement on Form 8-A, filed on July 12, 1996, as amended by Amendment No. 1 on Form 8-A12B/A filed on February 12, 2001, including any amendment or report filed for the purpose of updating this description; and

     8. All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering.


     Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of the document. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide upon written or oral request without charge to each person to whom this prospectus is delivered a copy of any or all of the documents which are incorporated in this prospectus by reference (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written requests for copies should be directed to E*TRADE Group, Inc., Investor Relations, 4500 Bohannon Drive, Menlo Park, California 94025. Our telephone number is (650) 331-6000.

                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California.

                                    EXPERTS

     The consolidated financial statements of E*TRADE Group, Inc. and its consolidated subsidiaries (the "Company"), except for E*TRADE Financial Corporation and subsidiaries, as of September 30, 2000 and 1999, and for each of the three years in the period ended September 30, 2000, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of E*TRADE Financial Corporation and its subsidiaries (consolidated with those of the Company) not presented separately herein have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report incorporated herein by reference. Such consolidated financial statements of the Company and its consolidated subsidiaries are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by E*TRADE Group in connection with the sale of notes and common stock being registered. All amounts are estimates except the SEC registration fee and NASD filing fee.

               SEC Registration Fee                              $81,250
               NASD Filing Fee                                    30,500
               Legal Fees and Expenses                            25,000
               Accounting Fees and Expenses                        7,500
               Trustees' and Transfer Agent Fees                   5,000
               Miscellaneous                                       5,000
                                                                --------
                        Total                                   $154,250

Item 15.  Indemnification of Directors and Officers

     Article Tenth of the registrant's Certificate of Incorporation, as amended, provides that, to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), as the same exists or as it may hereafter be amended, as described below, no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Article 5 of the registrant's Bylaws further provides that the registrant shall, to the maximum extent and in the manner permitted by the DGCL, as described below, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the registrant.

     In addition, the registrant has entered into indemnification agreements with each of its directors and executive officers, and maintains officers' and directors' liability insurance.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16.  Exhibits


4.1 Indenture dated as of May 29, 2001 between the Company and The Bank of New York, as trustee.*
4.2 Officers' Certificate pursuant to Sections 2.1 and 2.2 of the Indenture, including the form of note.*
4.3       Form of Note.*
5.1       Opinion of Davis Polk & Wardwell.*
12.1      Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1      Consent of Deloitte & Touche LLP, independent auditors.
23.2      Consent of Arthur Andersen LLP, independent public accountants.
23.3      Consent of Davis Polk & Wardwell.*
24.1      Power of Attorney. *
25.1 Statement of Eligibility of Trustee for Indenture under Trust Indenture Act of 1939 on Form T-1. *

* Previously filed with the initial filing of this Registration Statement.


Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California on September 20, 2001.


                                             E*TRADE GROUP, INC.


                                             By: /s/ Leonard C. Purkis
                                                --------------------------------
                                                Name:  Leonard C. Purkis
                                                Title:  Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


         Signature                              Title                                Date
         ---------                              -----                                ----

             *
-----------------------------
   Christos M. Cotsakos         Chairman of the Board and Chief Executive
                                  Officer (Principal Executive Officer)

 /s/ Leonard C. Purkis
-----------------------------
     Leonard C. Purkis          Chief Financial Officer (Principal              September 20, 2001
                                  and Financial Accounting Officer)


             *
-----------------------------
     William A. Porter          Chairman Emeritus


             *
-----------------------------
       Peter Chernin            Director


             *
-----------------------------
     Ronald D. Fisher           Director


-----------------------------
      William E. Ford           Director



                                     II-4



         Signature                              Title                                Date
         ---------                              -----                                ----

             *
-----------------------------
      David C. Hayden           Director


             *
-----------------------------
       George Hayter            Director


             *
-----------------------------
     Lewis E. Randall           Director


             *
-----------------------------
     Lester C. Thurow           Director


* hereby signs this Amendment No. 1 to the Registration Statement on Form S-3 on September 20, 2001 on behalf of each of the indicated persons for whom she is attorney-in-fact pursuant to a power of attorney previously filed.


By:  /s/ Brigitte VanBaelen
     --------------------------
     Name:  Brigitte VanBaelen
     Title: Corporate Secretary

                               Index to Exhibits
                               -----------------


Exhibit
Number                                Exhibit Title
-------                               -------------
4.1 Indenture dated as of May 29, 2001 between the Company and The Bank of New York, as trustee.*
4.2 Officers' Certificate pursuant to Sections 2.1 and 2.2 of the Indenture, including the form of note.*
4.3      Form of Note. *
5.1      Opinion of Davis Polk & Wardwell.*
12.1     Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1     Consent of Deloitte & Touche LLP, independent auditors.
23.2     Consent of Arthur Andersen LLP, independent public accountants.
23.3     Consent of Davis Polk & Wardwell.*
24.1     Power of Attorney.*
25.1 Statement of Eligibility of Trustee for Indenture under Trust Indenture Act of 1939 on Form T-1.*

* Previously filed with the initial filing of this Registration Statement.